SHIN CORPORATION

06016219

RECEIVED
2006 AUG 22 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 15, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 116/2006**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2006

  Date: August 15, 2006

  Attachment: Submission of the Reviewed Financial Statements for the Second quarter of Year 2006 and Management's Discussion and Analysis for the Second quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 8/22

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 15, 2006

RECEIVED
2006 AUG 22 A 10: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SH 116/2006

August 15, 2006

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 8/2006 regarding interim dividend payment

To: The President
The Stock Exchange of Thailand

We'd like to inform you that at the Board of Directors of Shin Corporation Public Company Limited (the "Company") No. 8/2006 held on August 15, 2006 at 2.30 p.m. at the Board Meeting Room, 30th floor, Shinawatra Tower 1, 414 Phahloyothin Road, Samsen-nai, Phayathai,, Bangkok has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 7/2005 held on May 30, 2006.

2. Approved the Balance Sheets, Statement of Income, and Cash Flow Statements for the second quarter of the year 2006 ended June 30, 2006.

3. Approved an interim dividend payment for the 6 months period of 2006, between January 1, 2006 and June 30, 2006, to the Company's shareholders at the rate of Baht 1.30 per share, approximately totaling of Baht 4,153.99 million.

   The closing date of register book to determine the right to receive the dividends will be on August 30, 2006, at 12.00 noon and the date of dividend distribution will be on September 14, 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
August 15, 2006

SH 117/2006

August 15, 2006

Subject: Submission of reviewed financial statements for the second quarter of 2006

To: The President
The Stock Exchange of Thailand

We would like to inform you that the Board of Directors' Meeting of Shin Corporation Plc (the "Company") No. 8/2006, held on August 15, 2006, at 2.30 p.m. approved the balance sheets, statements of income and cash flow statements for the second quarter of 2006 ended June 30. The Company would like to submit the financial statements for the second quarter of 2006.

The Company reported a net profit for the second quarter of 2006 of Baht 1,599.28 million, which was a decrease of Baht 628.51 million or 28.21 percent from Baht 2,227.79 million in the second quarter of 2005 due to the share of net results from investments – under the equity method, there was a decrease of Baht 657.98 million, from Baht 2,268.52 million in the second quarter of 2005 to Baht 1,610.54 million in the second quarter of 2006. The details of profits under the equity method are as follows:

Company	Quarter 2/2006 (Baht Million)	Quarter 2/2005 (Baht Million)	Percentage of Change (%)
Advanced Info Service Plc.	1,761	1,861	(5.37)
Shin Satellite Plc.	(13)	311	(104.18)
ITV Plc.	70	109	(35.78)
Others	(206)	(13)	(1,484.62)
Total	**1,611**	**2,269**	**(28.99)**

RECEIVED
2006 AUG 22 A 10:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY FINANCIAL STATEMENTS (UNAUDITED)

30 June 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2006, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2006 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these interim financial statements based on my review. The consolidated and company financial statements for the three-month and six-month periods ended 30 June 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, were reviewed by the another auditor from the same firm as myself, whose report dated 11 August 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income for the three-month and six-month periods ended 30 June 2005 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 1 March 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

PRICEWATERHOUSECOOPERS

Without qualifying my report, I draw attention to Note 17 b) to the interim financial statements on the award of the arbitration panel relating to the Agreement for the Operation of Television Station in relation to ITV, a subsidiary, in respect of the concession fee and programming schedules, the appeal entered by the Office of the Permanent Secretary, the Prime Minister's Office, in order to revoke the awards made by the arbitration panel, the outcome of the Administrative Court of the First Instance which overturned the arbitration decision, and the penalty fee for having changed the programming schedule as claimed by the Permanent Secretary, the Prime Minister's Office. The result of the Administrative Court of the First Instance's decision has significant impact to ITV's operating result and financial position. ITV submitted the appeal to the Supreme Administrative Court to overturn the Administrative Court of the First Instance's verdict. Because the ultimate outcome of the matter cannot presently be determined, so ITV has not set up provision for any liability that may result in the interim financial statements.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
15 August 2006

Shin Corporation Public Company Limited
Balance Sheets
As at 30 June 2006 and 31 December 2005

		Consolidated		Company	
		30 June 2006 Unaudited	31 December 2005 Audited Restated	30 June 2006 Unaudited	31 December 2005 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current assets					
Cash and cash equivalents		5,030,804	2,628,319	2,791,408	327,428
Current investments		212,701	272,114	212,701	272,114
Trade accounts and notes receivable, net	5	1,776,082	1,955,794	15,294	7,295
Current portion of loans and accrued interest receivable, net	6	4,637,385	4,659,422	-	-
Amounts due from, advances and loan to related parties	15 f)	148,357	26,404	301,340	18,195
Inventories, net		528,928	661,632	-	-
Current portion of accounts receivable - forward contract, net		9,950	259,535	-	-
Other current assets		871,939	1,127,803	37,119	29,208
Total current assets		13,216,146	11,591,023	3,357,862	654,240
Non-current assets					
Loans and accrued interest receivable, net	6	1,674,946	1,746,710	-	-
Investments in subsidiaries, associates and joint ventures	7	34,665,670	34,819,287	43,225,728	43,696,849
Other investments		26,250	26,250	26,250	26,250
Loan to other company		21,565	25,180	-	-
Property and equipment, net	8	11,095,954	8,747,281	51,396	43,096
Property and equipment under concession agreements, net	8	20,216,727	21,316,574	-	-
Goodwill, net	8	1,257,236	1,306,249	-	-
Other intangible assets, net	8	1,651,555	1,673,048	12,856	18,943
Refundable income tax		367,957	331,810	-	-
Deferred tax assets	1, 9	648,614	365,534	-	-
Other assets		414,442	394,941	6,167	913
Total non-current assets		72,040,916	70,752,864	43,322,397	43,786,051
Total assets		85,257,062	82,343,887	46,680,259	44,440,291

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ____________ Director ____________

Date 15 AUG 2006 Date 15 AUG 2006

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

		Consolidated		Company	
		30 June 2006 Unaudited	31 December 2005 Audited Restated	30 June 2006 Unaudited	31 December 2005 Audited Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	10	2,403,000	4,348,926	-	1,200,000
Trade accounts and notes payable		1,001,286	995,812	8,093	12,239
Accounts payable - property and equipment		1,077,733	1,215,421	-	-
Amounts due to and loans from related parties	15 g)	51,356	13,642	906	2,632
Current portion of long-term borrowings	10	4,510,041	2,878,342	873	683
Current portion of forward contracts payable, net		707,492	112,859	-	-
Current portion of cross currency and interest rate swap contracts payable, net		131,246	-	-	-
Accrued concession fees		931,597	613,763	-	-
Other current liabilities		1,729,829	1,756,016	46,102	56,148
Total current liabilities		12,543,580	11,934,781	55,974	1,271,702
Non-current liabilities					
Forward contracts payable, net		-	6,726	-	-
Cross currency and interest rate swap contracts payable, net		131,246	158,209	-	-
Long-term borrowings, net	10	16,526,438	17,640,466	-	527
Deferred tax liabilities	1, 9	105,117	102,110	-	-
Other liabilities		74,914	90,962	-	-
Total non-current liabilities		16,837,715	17,998,473	-	527
Total liabilities		29,381,295	29,933,254	55,974	1,272,229
Shareholders' equity					
Share capital	11				
Authorised share capital - ordinary shares		5,000,000	5,000,000	5,000,000	5,000,000
Issued and paid-up share capital - ordinary shares		3,194,998	2,999,315	3,194,998	2,999,315
Warrants		891	484,579	891	484,579
Premium on share capital		10,125,436	6,100,288	10,125,436	6,100,288
Unrealised gain on dilution of investments		3,985,850	3,981,304	3,985,850	3,981,304
Unrealised loss from revaluation of current investment		(18,413)	(29,521)	(18,413)	(29,521)
Advance receipt for share subscription		2,432	9,114	2,432	9,114
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		28,932,324	29,188,839	28,932,324	29,188,839
Cumulative foreign currency translation adjustment		(99,233)	(65,856)	(99,233)	(65,856)
Total parent's shareholders' equity		46,624,285	43,168,062	46,624,285	43,168,062
Minority interests		9,251,482	9,242,571	-	-
Total shareholders' equity		55,875,767	52,410,633	46,624,285	43,168,062
Total liabilities and shareholders' equity		85,257,062	82,343,887	46,680,259	44,440,291

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Statements of Income (unaudited)
For the three-month periods ended 30 June 2006 and 2005

		Consolidated		Company	
		30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	15 a)				
Revenues from sales and services		3,299,792	3,484,349	71,382	72,190
Revenues from insurance compensation		-	1,082,654	-	-
Other income	12	310,676	108,470	26,720	15,176
Share of net results from investments - equity method		1,779,599	1,873,064	1,610,541	2,268,519
Total revenues		5,390,067	6,548,537	1,708,643	2,355,885
Expenses	15 b)				
Cost of sales and services		2,241,901	2,158,361	36,204	29,191
Concession fee		169,829	160,751	-	-
Selling and administrative expenses		1,089,937	745,505	59,249	51,963
Impairment loss of equipment under concession agreements		-	400,000	-	-
Directors' remuneration		4,219	3,656	2,794	2,188
Total expenses		3,505,886	3,468,273	98,247	83,342
Profit before interest and tax		1,884,181	3,080,264	1,610,396	2,272,543
Interest expenses		(323,062)	(111,191)	(11,115)	(44,750)
Income tax	14	99,754	(240,827)	-	-
Profit before minority interests		1,660,873	2,728,246	1,599,281	2,227,793
Share of net results from subsidiaries to minority interests		(61,592)	(500,453)	-	-
Net profit for the period		1,599,281	2,227,793	1,599,281	2,227,793
Basic earnings per share (Baht)	3				
Net profit for the period		0.52	0.74	0.52	0.74
Diluted earnings per share (Baht)	3				
Net profit for the period		0.52	0.72	0.52	0.72

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Income (unaudited)
For the six-month periods ended 30 June 2006 and 2005

		Consolidated		Company	
		30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues	15 c)				
Revenues from sales and services		6,778,867	6,345,589	142,101	142,697
Revenues from insurance compensation		-	1,082,654	-	-
Other income	12	643,913	167,592	167,282	28,906
Share of net results from investments - equity method	7 b)	4,072,728	4,284,248	3,722,592	4,789,383
Total revenues		11,495,508	11,880,083	4,031,975	4,960,986
Expenses	15 d)				
Cost of sales and services		4,606,022	3,936,251	76,623	67,746
Concession fee		346,357	321,022	-	-
Selling and administrative expenses		2,170,537	1,318,395	101,365	94,227
Impairment loss of equipment under concession agreements		-	400,000	-	-
Directors' remuneration		9,124	8,473	5,215	4,770
Total expenses		7,132,040	5,984,141	183,203	166,743
Profit before interest and tax		4,363,468	5,895,942	3,848,772	4,794,243
Interest expenses		(642,241)	(210,967)	(23,882)	(87,754)
Income tax	14	180,979	(314,171)	-	-
Profit before minority interests		3,902,206	5,370,804	3,824,890	4,706,489
Share of net results from subsidiaries to minority interests		(77,316)	(664,315)	-	-
Net profit for the period		3,824,890	4,706,489	3,824,890	4,706,489
Basic earnings per share (Baht)	3				
Net profit for the period		1.26	1.58	1.26	1.58
Diluted earnings per share (Baht)	3				
Net profit for the period		1.25	1.53	1.25	1.53

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited)

For the six-month periods ended 30 June 2006 and 2005

Consolidated (Baht'000)

	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	5,305,947	41,841,391
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	45,150	3,724,219
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	5,351,097	45,565,610
Increased in share capital	45,032	(123,310)	980,924	-	-	-	-	-	-	-	902,646
Unrealised gain on dilution from investments	-	-	-	358,791	-	-	-	-	-	-	358,791
Unrealised gain from revaluation of current investment	-	-	-	-	3,026	-	-	-	-	-	3,026
Advance receipt for share subscription increased during the period	-	-	-	-	-	2,300	-	-	-	-	2,300
Net profit for the period	-	-	-	-	-	-	-	4,706,489	-	-	4,706,489
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,508)	-	-	(3,234,508)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	35,721	-	35,721
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	3,454,211	3,454,211
As at 30 June 2005	2,998,664	484,619	6,090,203	3,978,603	(23,776)	2,300	500,000	29,018,976	(60,611)	8,805,308	51,794,286
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	9,113,874	48,580,490
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	128,697	3,830,143
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	9,242,571	52,410,633
Increased in share capital	195,683	(483,688)	4,025,148	-	-	-	-	-	-	-	3,737,143
Unrealised gain on dilution from investments	-	-	-	4,546	-	-	-	-	-	-	4,546
Unrealised gain from revaluation of current investment	-	-	-	-	11,108	-	-	-	-	-	11,108
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,682)	-	-	-	-	(6,682)
Net profit for the period	-	-	-	-	-	-	-	3,824,890	-	-	3,824,890
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(4,081,405)	-	-	(4,081,405)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(33,377)	-	(33,377)
Minority interests increased during the period	-	-	-	-	-	-	-	-	-	8,911	8,911
As at 30 June 2006	3,194,998	891	10,125,436	3,985,850	(18,413)	2,432	500,000	28,932,324	(99,233)	9,251,482	55,875,767

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited

Statements of Changes in Shareholders' Equity (unaudited) (continued)

For the six-month periods ended 30 June 2006 and 2005

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) SHIN CORPORATION PUBLIC COMPANY LIMITED

	Company (Baht'000)										
	Issued and paid-up share capital (Note 11)	Warrants (Note 11)	Premium on share capital (Note 11)	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Advance receipt for share subscription	Legal reserve	Retained earnings	Cumulative foreign currency translation adjustment	Minority interests	Total
As at 31 December 2004											
As previously reported	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	23,867,926	(96,332)	-	36,535,444
Prior period adjustment (Note 1)	-	-	-	-	-	-	-	3,679,069	-	-	3,679,069
As restated	2,953,632	607,929	5,109,279	3,619,812	(26,802)	-	500,000	27,546,995	(96,332)	-	40,214,513
Increased in share capital	45,032	(123,310)	980,924	-	-	-	-	-	-	-	902,646
Unrealised gain on dilution from investments	-	-	-	358,791	-	-	-	-	-	-	358,791
Unrealised gain from revaluation of current investment	-	-	-	-	3,026	-	-	-	-	-	3,026
Advance receipt for share subscription increased during the period	-	-	-	-	-	2,300	-	-	-	-	2,300
Net profit for the period	-	-	-	-	-	-	-	4,706,489	-	-	4,706,489
Dividend paid during the period	-	-	-	-	-	-	-	(3,234,508)	-	-	(3,234,508)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	35,721	-	35,721
As at 30 June 2005	2,998,664	484,619	6,090,203	3,978,603	(23,776)	2,300	500,000	29,018,976	(60,611)	-	42,988,978
As at 31 December 2005											
As previously reported	2,999,315	484,579	6,100,288	4,010,388	(29,521)	9,114	500,000	25,458,309	(65,856)	-	39,466,616
Prior period adjustment (Note 1)	-	-	-	(29,084)	-	-	-	3,730,530	-	-	3,701,446
As restated	2,999,315	484,579	6,100,288	3,981,304	(29,521)	9,114	500,000	29,188,839	(65,856)	-	43,168,062
Increased in share capital	195,683	(483,688)	4,025,148	-	-	-	-	-	-	-	3,737,143
Unrealised gain on dilution from investments	-	-	-	4,546	-	-	-	-	-	-	4,546
Unrealised gain from revaluation of current investment	-	-	-	-	11,108	-	-	-	-	-	11,108
Advance receipt for share subscription decreased during the period	-	-	-	-	-	(6,682)	-	-	-	-	(6,682)
Net profit for the period	-	-	-	-	-	-	-	3,824,890	-	-	3,824,890
Dividend paid during the period (Note 4)	-	-	-	-	-	-	-	(4,081,405)	-	-	(4,081,405)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(33,377)	-	(33,377)
As at 30 June 2006	3,194,998	891	10,125,436	3,985,850	(18,413)	2,432	500,000	28,932,324	(99,233)	-	46,624,285

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

Shin Corporation Public Company Limited
Statements of Cash Flows (unaudited)
For the six-month periods ended 30 June 2006 and 2005

		Consolidated		Company	
		30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from/ (used in) operating activities	13	2,325,988	(1,217,826)	(50,987)	(445,148)
Cash flows from investing activities					
Acquisition of joint ventures, net of cash acquired	7 b)	-	-	(388,953)	(300,000)
Purchased of property and equipment		(3,483,216)	(3,298,730)	(18,801)	(2,684)
Investments in other intangible assets		(49,362)	(49,027)	(5)	(224)
Investments in property and equipment under concession agreements		(32,446)	(40,891)	-	-
Decreased/(increased) in current investments		64,787	(414,106)	64,787	-
Increased in loans and advances to related parties		(124,897)	-	(283,145)	(188)
Decreased in loan to other company		1,982	-	-	-
Disposals of a subsidiary and a joint venture, net of cash disposed		95,819	-	417,952	-
Proceeds from disposal of equipment		7,902	1,316	4,202	187
Dividends received from subsidiaries and associates	7 b)	4,252,782	3,348,176	4,270,210	3,415,595
Net cash flows from/(used in) investing activities		733,351	(453,262)	4,066,247	3,112,686
Cash flows from financing activities					
Receipts from short-term loans		679,950	5,923,161	198,450	2,000,000
Receipts from long-term loans		3,057,183	1,742,739	-	-
Receipts from share capital issued by subsidiaries		430	3,128,227	-	-
Receipts from increase in share capital		3,728,029	902,647	3,728,029	902,647
Receipts from advance receipt for share subscription		2,432	49,861	2,432	2,300
Repayments of short-term loans		(2,625,950)	(2,841,000)	(1,398,450)	-
Repayments of long-term loans		(1,418,073)	(411,381)	(336)	(1,059)
Repayment from long-term debenture		-	(2,698,100)	-	(2,698,100)
Repayments of share capital to subsidiary's minority		-	(20,812)	-	-
Dividends paid	4	(4,081,405)	(3,234,508)	(4,081,405)	(3,234,508)
Net cash flows (used in)/ from financing activities		(657,404)	2,540,834	(1,551,280)	(3,028,720)
Net increase (decrease) in cash and cash equivalents		2,401,935	869,746	2,463,980	(361,182)
Cash and cash equivalents, opening balance		2,628,319	3,563,016	327,428	1,852,172
Effects of exchange rate changes		550	(3,317)	-	-
Cash and cash equivalents, closing balance		5,030,804	4,429,445	2,791,408	1,490,990

The notes to interim consolidated and company financial statements on pages 11 to 41 are an integral part of these interim financial statements.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Supplemental disclosures of cash flows information

Interest and income tax paid

Interest and income tax paid during the six-month periods ended 30 June are as follows:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest paid	625.81	827.67	24.02	491.66
Income tax paid	130.13	165.67	-	-
Non-cash transactions				
Purchases of property and equipment and other intangible assets by liabilities	428.15	202.84	0.33	0.84
Property and equipment under finance leases	3.15	8.28	-	-
Purchases of property and equipment under concession agreements by liabilities	12.79	-	-	-
Change status of accounts payable - equipment to borrowings	143.18	-	-	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 Basis of preparation

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

Shin Corporation Public Company Limited ("the Company"), its subsidiaries, associates and joint ventures are called together "the Group".

Costs that incur unevenly during the financial year are anticipated as an expense or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved by the Board of Directors on 15 August 2006.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of the accounting policy for income tax and change in estimate of the allowance for doubtful debt.

Accounting policy for income tax

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

Tax rates at the balance sheet date are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

1 **Basis of preparation** (continued)

Accounting policy for income tax (continued)

The Group has early adopted Thai Accounting Standard No. 56 Accounting for Income Taxes in the first quarter of this year, prior to its effective date. The Group has restated the comparative prior period's financial statements, as if the income tax accounting policy had always been in used. Therefore, the 2005 comparative figures are prepared on the assumption that the new accounting policy has been applied. The effect of the application of this standard to the balance sheet as of 31 December 2005 and the statement of income for the three-month and six-month periods ended 30 June 2005 are as follows:

Balance sheets as at 31 December 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in investments in subsidiaries, associates and joint ventures	3,566.72	3,701.45
Increased in deferred tax assets	365.53	-
Increased in deferred tax liabilities	102.11	-
Shareholders' equity		
Decreased in unrealised gain on dilution from investments carried forward	29.08	29.08
Increased in retained earnings brought forward	3,679.07	3,679.07
Increased in retained earnings carried forward	3,730.53	3,730.53
Increased in minority interest brought forward	45.15	-
Increased in minority interest carried forward	128.70	-

Statement of income for the three-month period ended 30 June 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in share of the net results from investments - equity method	63.09	169.93
Decreased in income tax	177.50	-
Increased in share of net results to minority interest	70.66	-
Increased in net profit	169.93	169.93
Increased in basic earnings per share (Baht)	0.05	0.05
Increased in diluted earnings per share (Baht)	0.05	0.05

Statement of income for the six-month period ended 30 June 2005	**Restated (Baht Million)**	
	Consolidated	**Company**
Increased in share of the net results from investments - equity method	155.57	256.13
Decreased in income tax	165.10	-
Increased in share of net results to minority interest	64.54	-
Increased in net profit	256.13	256.13
Increased in basic earnings per share (Baht)	0.09	0.09
Increased in diluted earnings per share (Baht)	0.08	0.09

Change in estimate of allowance for doubtful accounts

In the second quarter 2006, the Group has reviewed and changed the estimation of the allowance for doubtful accounts of loans and accrued interest receivables from providing 100% allowance when the payment is in default more than 3 periods and writting them off when the payment is in default more than 180 days to estimate 70% for allowance for doubtful accounts when the payment is in default more than 3 periods and to increase till 100% allowance when the payment is in default afterward and will write them off when the payment is in default more than 180 days. The allowance for doubtful accounts estimation is provided under the policy of the group based on the historical statistic of debt collection.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

2 Segment information

Financial information by business segments:

For the three-month period ended 30 June 2006 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	863.68	594.85	20.69	35.23	1,092.08	247.41	484.08	71.38	(109.61)	3,299.79
Share of net results from investments - equity method	-	1,755.72	13.87	-	10.01	-	-	-	-	1,779.60
Total revenues	863.68	2,350.57	34.56	35.23	1,102.09	247.41	484.08	71.38	(109.61)	5,079.39
Segment result	(392.87)	1,934.60	7.33	9.05	178.62	6.28	(157.99)	(36.93)	25.27	1,573.36
Operating profit										1,573.36

For the six-month period ended 30 June 2006 (Baht Million)

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	2,041.78	1,176.62	79.44	71.09	1,973.81	542.50	934.76	142.10	(183.23)	6,778.87
Share of net results from investments - equity method	-	4,020.88	27.30	-	24.55	-	-	-	-	4,072.73
Total revenues	2,041.78	5,197.50	106.74	71.09	1,998.36	542.50	934.76	142.10	(183.23)	10,851.60
Segment result	(708.87)	4,417.26	16.92	19.87	269.33	23.33	(299.66)	(51.17)	32.54	3,719.55
Operating profit										3,719.55

For the three-month period ended 30 June 2005 (Baht Million) - Restated

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,164.50	471.51	35.18	34.47	1,293.51	296.65	218.84	72.19	(102.50)	3,484.35
Revenues from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	1,859.19	(15.30)	-	29.18	-	-	-	-	1,873.07
Total revenues	2,247.15	2,330.70	19.88	34.47	1,322.69	296.65	218.84	72.19	(102.50)	6,440.07
Segment result	833.37	1,988.44	(39.31)	4.60	290.84	(42.42)	(59.07)	(11.35)	6.40	2,971.50
Operating profit										2,971.50

For the six-month period ended 30 June 2005 (Baht Million) - Restated

	Satellite business	Wireless telecommu-nications	Internet business	Information technology	Advertising & media	Airline	Consumer finance	Corporate and others	Consolidation eliminations	Group
Revenues	1,941.12	931.44	70.59	69.73	2,438.42	568.29	357.01	142.70	(173.71)	6,345.59
Revenues from insurance compensation	1,082.65	-	-	-	-	-	-	-	-	1,082.65
Share of net results from investments - equity method	-	4,257.16	(9.60)	-	36.69	-	-	-	-	4,284.25
Total revenues	3,023.77	5,188.60	60.99	69.73	2,475.11	568.29	357.01	142.70	(173.71)	11,712.49
Segment result	917.83	4,541.35	(53.95)	10.60	470.22	(52.71)	(89.22)	(24.05)	8.45	5,728.52
Operating profit										5,728.52

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

3 Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2006.

The basic earnings per share and the diluted earnings per share are as follows:

	For the three-month periods ended 30 June (Consolidated and Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2006	2005 Restated	2006	2005	2006	2005 Restated
Basic earnings per share	1,599,281	2,227,793	3,078,004	2,996,868	0.52	0.74
The effect of dilutive potential shares	-	-	3,693	89,008	-	(0.02)
Diluted earnings per share	1,599,281	2,227,793	3,081,697	3,085,876	0.52	0.72

	For the six-month periods ended 30 June (Consolidated and Company)					
	Net profit Baht'000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2006	2005 Restated	2006	2005	2006	2005 Restated
Basic earnings per share	3,824,890	4,706,489	3,043,506	2,982,091	1.26	1.58
The effect of dilutive potential shares	-	-	5,316	97,182	(0.01)	(0.05)
Diluted earnings per share	3,824,890	4,706,489	3,048,822	3,079,273	1.25	1.53

4 Dividends

At the Annual General Meeting of Shareholders on 27 April 2006, the shareholders approved the declaration of the annual dividend for the year 2005 at Baht 2.60 each, totalling Baht 7,829.78 million. The interim dividend for the first six-month period of 2005 at Baht 1.25 each, totalling Baht 3,748.37 million, was paid in September 2005. The remaining dividend per share Baht 1.35 each, totalling Baht 4,081.41 million, was paid in May 2006.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

5 Trade accounts and notes receivable, net

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable				
- Third parties	1,701.95	1,685.07	0.91	0.91
- Related parties (Note 15 e)	322.86	443.03	12.23	3.37
Accrued income				
- Third parties	204.47	316.32	-	-
- Related parties (Note 15 e)	18.40	14.92	3.06	3.92
Total trade accounts and notes receivable	2,247.68	2,459.34	16.20	8.20
Less Allowance for doubtful accounts	(471.60)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable, net	1,776.08	1,955.79	15.29	7.29

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Current - 3 months	728.57	608.62	-	-
Overdue 3 - 6 months	83.53	268.75	-	-
Overdue 6 - 12 months	173.83	100.40	-	-
Overdue over 12 months	716.02	707.30	0.91	0.91
Total	1,701.95	1,685.07	0.91	0.91
Less Allowance for doubtful accounts - third parties	(471.60)	(503.55)	(0.91)	(0.91)
Total trade accounts and notes receivable - third parties, net	1,230.35	1,181.52	-	-

6 Loans and accrued interest receivables, net

Outstanding loans and accrued interest receivables can be aged as follows:

	Consolidated	
	30 June 2006 Baht Million	31 December 2005 Baht Million
Up to 90 days	6,419.88	6,517.73
Over 90 days	433.20	210.70
Total loans and accrued interest receivables	6,853.08	6,728.43
Less Allowance for doubtful accounts	(540.75)	(322.30)
Loans and accrued interest receivables	6,312.33	6,406.13
Less Current portion of loans and accrued interest receivables	(4,637.38)	(4,659.42)
Loans and accrued interest receivables, net	1,674.95	1,746.71

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 June 2006 and 31 December 2005 comprise:

	Consolidated		Company	
	30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	-	-	8,357.56	8,416.99
Investments in associates	34,665.67	34,819.29	34,103.09	34,253.22
Investments in joint ventures	-	-	765.08	1,026.64
Total investments in subsidiaries, associates and joint ventures	34,665.67	34,819.29	43,225.73	43,696.85

b) Movements in investments in subsidiaries, associates and joint ventures for the six-month period ended 30 June 2006 comprise:

	Consolidated Baht Million	Company Baht Million
Opening net book value - previously reported	31,252.57	39,995.40
Prior period adjustment (Note 1)	3,566.72	3,701.45
Opening net book value - restated	34,819.29	43,696.85
Increased investments in joint ventures	-	388.95
Unrealised gain on sale of investment in a joint venture	-	(129.06)
Disposal of investment in a subsidiary and a joint venture	-	(154.56)
Share of net results from investments	4,072.73	3,722.59
Dividends received from a subsidiary and associates	(4,252.78)	(4,270.21)
Change status from a subsidiary to an associate	21.88	-
Unrealised gain on dilution from investments in subsidiaries and an associate	4.55	4.55
Foreign currency translation adjustment	-	(33.38)
Closing net book value	34,665.67	43,225.73

7 **Investments in subsidiaries, associates and joint ventures** (continued)

c) The details of investments in subsidiaries, associates and joint ventures can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system, lease of equipment for program production, producing TV programs, arranging related marketing events, produce contents and advertising media on mobile phones by accompanying computer technologies,televisions and mobile phones	Thailand	Baht
I.T. Applications and Services Company Limited and its subsidiary	Computer services	Thailand	Baht
SC Matchbox Company Limited	Providing advertising services and production of advertisements for radio and television broadcast	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink downlink services	Thailand	Baht
AD Venture Company Limited and its Group	Internet business	Thailand	Baht
Joint ventures			
Asia Aviation Company Limited and its joint venture	Investment company in low-fare airline business	Thailand	Baht
Capital OK Company Limited and its Group	Providing consumer finance	Thailand	Baht
ArcCyber Company Limited and its Group	Internet business	Thailand	Baht

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 Investments in subsidiaries, associates and joint ventures (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 30 June 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,951.51	42.82	8,807.46	25,278.98	34,086.44	4,170.25
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,106.52)	562.58	82.53
AD Venture Company Limited	550.00	48.35	219.50	(202.85)	16.65	-
Total investments in associates			10,696.06	23,969.61	34,665.67	4,252.78

	Consolidated - 31 December 2005 (Baht Million) (Restated)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,418.47	34,225.93	7,076.79
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,075.74)	593.36	92.53
Total investments in associates			10,476.56	24,342.73	34,819.29	7,169.32

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 30 June 2006 (Baht Million)					
	Paid-up capital	**Investment portion (%)**	**Cost**	**Accumulated change in investments valuation**	**Equity**	**Dividend**
Subsidiaries						
Shin Satellite Public Company Limited	5,454.54	41.33	3,612.98	1,945.74	5,558.72	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(767.65)	2,529.61	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	121.60	131.60	-
SC Matchbox Company Limited	9.00	99.96	71.97	65.66	137.63	99.96
Total investments in subsidiaries			6,992.21	1,365.35	8,357.56	99.96
Associates						
Advanced Info Service Public Company Limited	2,951.51	42.82	8,807.46	25,278.98	34,086.44	4,170.25
AD Venture Company Limited	550.00	48.35	219.50	(202.85)	16.65	-
Total investments in associates			9,026.96	25,076.13	34,103.09	4,170.25
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	(136.32)	64.58	-
Capital OK Company Limited	2,500.00	60.00	1,500.00	(807.56)	692.44	-
ArcCyber Company Limited	292.70	47.50	8.15	(0.09)	8.06	-
Total investments in joint ventures			1,709.05	(943.97)	765.08	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 **Investments in subsidiaries, associates and joint ventures** (continued)

d) Carrying value of investments in subsidiaries, associates and joint ventures (continued)

	Company - 31 December 2005 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Accumulated change in investments valuation	Equity	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,453.79	41.34	3,612.98	2,018.37	5,631.35	-
ITV Public Company Limited	6,031.91	52.94	3,297.26	(872.69)	2,424.57	-
AD Venture Company Limited	550.00	90.91	500.00	(448.67)	51.33	-
I.T. Applications and Services Company Limited	10.00	99.99	10.00	103.85	113.85	-
SC Matchbox Company Limited	9.00	99.96	71.97	148.47	220.44	129.94
Merry International Investments Corporations	USD 1.00	100.00	-	(24.55)	(24.55)	-
Total investments in subsidiaries			7,492.21	924.78	8,416.99	129.94
Associate						
Advanced Info Service Public Company Limited	2,950.64	42.83	8,807.46	25,445.76	34,253.22	7,076.79
Total investment in an associate			8,807.46	25,445.76	34,253.22	7,076.79
Joint ventures						
Thai AirAsia Company Limited	400.00	50.00	201.23	(80.69)	120.54	-
Capital OK Company Limited	2,200.00	60.00	1,320.00	(413.90)	906.10	-
Total investments in joint ventures			1,521.23	(494.59)	1,026.64	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

7 **Investments in subsidiaries, associates and joint ventures** (continued)

e) Significant movements in investments during the three-month period ended 30 June 2006 were as follows:

Increase in share capital of the subsidiaries and the associate

During the period, the subsidiaries and the associate increased their issued and paid-up share capital in order to support the exercised warrants, which issued to directors and employees (ESOP). As a result, the Company's investment in such subsidiaries and associate was diluted as detailed belows:

Company	Units of exercised warrants (Million unit)	Share capital increased (Baht Million)		Premium (Discounted) on share capital changed (Baht Million)		Decrease in % of interest of the Company	
		from	to	from	to	from	to
SATTEL	0.08	5,453.79	5,454.54	4,295.36	4,295.56	41.34	41.33
ITV	0.24	6,032.31	6,033.49	(174.39)	(174.30)	52.93	52.92
ADVANC	1.30	2,952.67	2,954.05	20,831.62	20,889.35	42.80	42.78

Advanced Info Service Public Company Limited ("ADVANC")

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares with in a 3-year period commencing from the date of share repurchase completion. If the company does not dispose the treasury stock within the 3-year period, the company has to reduce its paid-up share capital to offset with the treasury stock. ADVANC repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, during that period, ADVANC has not disposed any of the treasury stock. In order to comply with the aforementioned regulations, ADVANC offset its treasury stock with its authorised and paid-up share capital. ADVANC registered the reduction in authorised and paid-up share capital with the Ministry of Commerce on 16 June 2006. Therefore, the investment of the Company in ADVANC increased from 42.78% to 42.82%.

Dividend payment

For the three-month period ended 30 June 2006, the Group's a subsidiary and associates paid dividends as follows:

	Annual dividend ratio 2005 Baht per share	Interim dividend paid in 2005 Baht per share	Paid in 2006 Baht per share
SMB (a subsidiary)	111.11	-	111.11
ADVANC (an associate)	6.30	3.00	3.30
CSL (an associate)	0.45	0.12	0.33

ArcCyber Company Limited ("ARC")

In April 2006, the Company acquired 47.50% of ARC, a joint venture, from AD Venture Company Limited, a subsidiary of the Company in amount of Baht 8.15 million.

AD Venture Company Limited ("ADV")

In April 2006, the Company sold 51% of ADV to CS LoxInfo Public Company Limited (an associate of SATTEL), in the amount of Baht 17.95 million. The direct investment in ADV decreased from 90.91% to 39.91%. However, total investment of the Company in ADV, included indirect portion, is 48.35% and the status of ADV was changed from a subsidiary to an associate.

8 Capital expenditure and commitments

	Consolidated (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Goodwill	Other intangible assets
Transactions during the six-month period ended 30 June 2006				
Opening net book value	8,747.28	21,316.57	1,306.25	1,673.05
Decreased portion of investment in a joint venture, net	(22.63)	-	-	(1.74)
Decreased from change status of investment from a subsidiary to an associate, net	(29.78)	-	-	(5.25)
Additions	3,077.14	45.24	-	78.46
Disposals, net	(3.29)	-	-	-
Transfers, net	12.37	-	-	(0.11)
Write-offs, net	(0.18)	-	-	-
Depreciation / amortisation charge	(472.35)	(1,145.08)	(49.01)	(78.42)
Foreign currency translation adjustment	(212.61)	-	-	(14.43)
Closing net book value	11,095.95	20,216.73	1,257.24	1,651.56
As at 30 June 2006				
Cost	14,374.45	27,814.05	1,800.53	2,342.25
Less Accumulated depreciation/ amortisation	(3,245.13)	(7,197.32)	(543.29)	(690.69)
Less Allowance for impairment	(33.37)	(400.00)	-	-
Net book value	11,095.95	20,216.73	1,257.24	1,651.56

	Company (Baht Million)	
	Property and equipment	Other intangible assets
Transactions during the six-month period ended 30 June 2006		
Opening net book value	43.09	18.94
Additions	17.13	0.01
Disposals, net	(0.65)	-
Write-offs, net	(0.02)	-
Depreciation / amortisation charge	(8.16)	(6.09)
Closing net book value	51.39	12.86
As at 30 June 2006		
Cost	126.02	72.37
Less Accumulated depreciation / amortisation	(74.63)	(59.51)
Net book value	51.39	12.86

8 Capital expenditure and commitments (continued)

On 28 May 2006, Thaicom 5 satellite was launched by Arianespace at Kourou, French Guiana. On 12 July 2006 SATTEL has accepted In-Orbit Acceptance test of Thaicom 5 satellite from Alcatel Alenia Space, which is the satellite constructor. On 13 July 2006, the titles of the satellite, satellite control station and other equipment have been transferred to the Ministry of Information and Communication Technology ("MICT") in accordance with the built-transfer-operate concession agreement.

On 13 July 2006, SATTEL transferred entire customers of Thaicom 3 satellite to the Thaicom 5 satellite. Currently, the Thaicom 3 satellite is in the process of moving to the new position. SATTEL expected that the reposition of Thaicom 3 satellite will be completed and able to start providing service in August 2006. SATTEL has tested for impairment of the Thaicom 3 satellite by estimate recoverable amount from continuously operates the Thaicom 3 satellite in the new orbit position and applied discount rate at 5 percent per annum in the discounted net future cash flow calculation. As at 30 June 2006, the Thaicom 3 satellite has net book value of Baht 980 million (net of a provision for impairment of Baht 400 million) and remaining useful life until 31 December 2007. Therefore, the Group has not set the additional provision for impairment of Thaicom 3 in the consolidated financial statements.

As at 30 June 2006, consolidated property and equipment included a subsidiary's property and equipment under concession agreements of approximately Baht 2,462 million (As at 31 December 2005: Baht 2,504 million). According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the Government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

Borrowing costs of Baht 47 million (for the six-month period ended 30 June 2005: Baht 311 million), arising from the financing entered into specifically for assets under construction, were capitalised during the six-month period ended 30 June 2006 in the consolidated financial statments.

Capital expenditure commitments

The Group's capital expenditure commitments as at 30 June 2006 and 31 December 2005 but not recognised in the consolidated financial statements (Company: nil) are as follows:

		Consolidated	
	Currency	30 June 2006 Million	31 December 2005 Million
Related to iPSTAR project	USD	2.57	3.47
	Norwegian Kroner	1.90	1.90
	AUD	0.90	-
Related to Thaicom 5 project	USD	-	59.41
Related to GSM 1800 Network	USD	27.56	11.57

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

9 Deferred income tax

Deferred income tax is calculated in full on temporary differences under the balance sheet liability method using a principle tax rate of 20% - 30% (2005: 20% - 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Company has tax loss carried forward to offset future tax income amounting to Baht 3,667 million (31 December 2005: Baht 3,514 million) which is recognised as a deferred tax assets amounting to Baht 474 million (31 December 2005: Nil).

The movement in deferred tax assets and liabilities during the six-month period ended 30 June 2006, without taking into consideration the offset of balance within the same tax jurisdiction, is as follows:

	Consolidated (Baht Million) For the six-month period ended 30 June 2006					
Deferred tax assets	**Allowance for doubtful accounts**	**Loss carry forward**	**Depreciation/ amortisation**	**Loss on impairment assets**	**Others**	**Total**
Balance brought forward	-	-	-	-	-	-
Prior period adjustment	124.16	-	63.55	120.00	83.79	391.50
Balance brought forward - restated	124.16	-	63.55	120.00	83.79	391.50
Impact to statement of income	70.18	142.15	44.01	-	20.18	276.52
Impact to shareholders' equity	-	-	-	-	(1.56)	(1.56)
Balance carried forward	194.34	142.15	107.56	120.00	102.41	666.46

	Consolidated (Baht Million) For the six-month period ended 30 June 2006			
Deferred tax liabilities	**Deferred expenses**	**Amortisation on assets under concession interest**	**Others**	**Total**
Balance brought forward	-	-	-	-
Prior period adjustment	25.77	96.19	6.12	128.08
Balance brought forward - restated	25.77	96.19	6.12	128.08
Impact to statement of income	(5.21)	8.80	(0.47)	3.12
Impact to shareholders' equity	-	(8.23)	-	(8.23)
Balance carried forward	20.56	96.76	5.65	122.97

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	30 June 2006	**31 December 2005 Restated**
	Baht Million	**Baht Million**
Deferred tax assets	648.61	365.53
Deferred tax liabilities	(105.12)	(102.11)

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

10 Borrowings

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Current	6,913.04	7,227.27	0.87	1,200.68
Non-current	16,526.44	17,640.46	-	0.53
Total borrowings	23,439.48	24,867.73	0.87	1,201.21

The movements in the borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2006		
Opening balance	24,867.73	1,201.21
Additions	3,929.57	198.50
Repayments	(4,124.28)	(1,398.84)
Unrealised gain from exchange rate	(1,148.23)	-
Foreign currency translation adjustment	(85.31)	-
Closing balance	23,439.48	0.87

11 Share capital, premium and warrants

Share capital and premium

Movements in share capital are as follows:

	For the six-month period ended 30 June 2006				
	Authorised	Issued and fully paid-up shares			
	number of shares Million shares	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
Opening balance	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	195.69	195.69	4,025.15	4,220.84
Closing balance	5,000.00	3,195.00	3,195.00	10,125.44	13,320.44

During the six-month period ended 30 June 2006, the Company registered its issued and paid-up share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 24.79 million shares and in respect of exercised warrants which were issued to the public (Shin-W1) for 170.90 million shares. Consequently, the Company's issued and paid-up share capital increased from Baht 2,999.31 million to Baht 3,195.00 million and share premium increased from Baht 6,100.29 million to Baht 10,125.44 million.

11 Share capital, premium and warrants (continued)

Warrants

Movements in the number of outstanding warrants are as follows:

	For the six-month period ended 30 June 2006 ('000 units)			
	Opening balance	Exercised	Granted	Closing balance
ESOP - Grant I				
- Directors	9,279.70	(8,772.80)	-	506.90
- Employees	1,969.60	(1,926.80)	-	42.80
Total	11,249.30	(10,699.60)	-	549.70
ESOP - Grant II				
- Directors	10,532.50	(6,848.80)	-	3,683.70
- Employees	3,274.20	(1,906.70)	-	1,367.50
Total	13,806.70	(8,755.50)	-	5,051.20
ESOP - Grant III				
- Directors	9,290.60	(2,870.30)	-	6,420.30
- Employees	4,247.00	(1,528.60)	-	2,718.40
Total	13,537.60	(4,398.90)	-	9,138.70
ESOP - Grant IV				
- Directors	9,356.10	-	-	9,356.10
- Employees	6,643.90	-	-	6,643.90
Total	16,000.00	-	-	16,000.00
SHIN - W1	159,416.44	(159,123.70)	-	292.74
Total	214,010.04	(182,977.70)	-	31,032.34

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are detailed as belows:

	Issued date	Issued units Million	Percentage *	Exercise price Baht/unit	Exercise period Start	End
ESOP - Grant I	27 March 2002	29.00	0.99	17.029	27 March 2003	26 March 2007
ESOP - Grant II	30 May 2003	18.08	0.61	13.077	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	34.832	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	16.00	0.54	40.481	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.26	0.47	37.680	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase new issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issued date. The exercise ratio is 1 unit of warrant to 1.074 ordinary shares and the exercise price is Baht 19.081 each. The exercise period is every three months from the issued date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants are presented net of transaction costs.

In May 2006, the Company registered additional issued and paid-up share capital for 170.90 million shares to support the exercise of warrants (Shin-W1) for 159.12 million shares.

12 Other income

Other income for the three-month periods ended 30 June comprises:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	40.15	20.21	24.37	14.22
Gain on exchange rates	140.08	78.60	-	-
Special business tax refund	77.46	-	-	-
Others	52.99	9.66	2.35	0.96
Total other income	310.68	108.47	26.72	15.18

Other income for the six-month periods ended 30 June comprises:

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Interest income	57.54	36.98	30.41	26.25
Gain on exchange rate unwinding and purchasing of foreign currency option contracts	-	36.60	-	-
Gain on exchange rates	312.80	81.13	-	-
Gain on sale of investment in a joint venture	134.33	-	134.33	-
Special business tax refund	77.46	-	-	-
Others	61.78	12.88	2.54	2.66
Total other income	643.91	167.59	167.28	28.91

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

13 Net cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June is as follows:

		Consolidated		Company	
		2006	2005 Restated	2006	2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Net cash flows from operating activities					
Net profit for the period		3,824,890	4,706,489	3,824,890	4,706,489
Adjustments for:					
Depreciation charges	8	472,352	358,719	8,164	8,984
Amortisation charges	8	1,272,514	538,339	6,092	5,865
Impairment of equipment under concession agreements		-	400,000	-	-
Share of net results of investments in subsidiaries, associates and joint ventures	7 b)	(4,072,728)	(4,284,248)	(3,722,592)	(4,789,383)
Gain on sale of investment in a joint venture	12	(134,328)	-	(134,328)	-
Loss on sale of current investment		5,563	-	5,563	-
Unrealised gain on exchange rates		(290,897)	(28,025)	-	-
Realised (gain) / loss on exchange rates		(80,206)	34,468	-	-
Allowance for doubtful accounts		190,702	226,949	-	-
Deferred tax	9	(273,405)	(165,099)	-	-
Share of net results of subsidiaries to minority interests		77,316	664,315	-	-
Others		174,281	(36,616)	(3,367)	17,871
Changes in operating assets and liabilities					
- trade accounts and notes receivable		85,756	(512,824)	(7,999)	(1,780)
- loans and accrued interest receivable		(124,646)	(2,157,225)	-	-
- inventories		89,843	(157,625)	-	-
- insurance compensation receivable		50,924	(1,082,654)	-	-
- other current assets		187,837	22,801	(7,911)	3,020
- other assets		(82,455)	(15,720)	(5,254)	306
- trade accounts and notes payable		366,037	194,308	(4,146)	(993)
- accrued concession fees		317,834	64,239	-	-
- other current liabilities		284,852	402,258	(10,099)	8,506
- long-term interest		-	(404,033)	-	(404,033)
- other liabilities		(16,048)	13,358	-	-
Net cash flows from / (used in) operating activities		2,325,988	(1,217,826)	(50,987)	(445,148)

14 Income tax

Reconciliation of income tax for the three-month periods ended 30 June is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	44,779	418,324	-	-
Deferred tax	(144,533)	(177,497)	-	-
	(99,754)	240,827	-	-

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

14 Income tax (continued)

Reconciliation of income tax for the six-month periods ended 30 June is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	92,426	479,270	-	-
Deferred tax	(273,405)	(165,099)	-	-
	(180,979)	314,171	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the six-month periods ended 30 June 2006 and 2005 are as follows:

	Consolidated		Company	
	30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	3,721,227	5,684,975	3,824,890	4,706,489
Tax rates	30%	30%	30%	30%
The result of the accounting profit multiplied by the income tax rates	1,116,368	1,705,493	1,147,467	1,411,947
Share of net results from investments - equity method	(1,221,818)	(1,285,274)	(1,116,778)	(1,436,815)
Effect of discounted tax rates to the deferred tax	(23,749)	-	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(17,154)	(12,399)	-	-
Tax losses in current period not recognised as deferred tax assets	94,842	52,865	-	24,868
Tax exempted income - BOI businesses	-	(14,629)	-	-
Utilisation of previously unrecognised tax losses	(86,002)	(121,685)	(30,689)	-
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	(43,466)	(10,200)	-	-
Tax charge	(180,979)	314,171	-	-

Certain listed companies in the Group have been granted for a discounted tax rate of 25% of the taxable income not exceeding Baht 300 million for 5 fiscal years from 2002 to 2006. The taxable income exceeding Baht 300 million is subjected to 30% tax rate.

15 Related party transactions

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all their shares to Cedar Holding Company Limited ("Cedar") and Aspen Holding Company Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

The principle shareholder of the Company is the Temasek Group. Transactions related to companies in which the Temasek Group members are the principle shareholders or directors are recognised as related parties to the Company.

15 Related party transactions (continued)

During this period, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses.

The Group had transactions with related parties for the three-month periods ended 30 June as follows:

a) Sales of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	20.76	21.82
Dividend received	-	-	99.96	129.94
	-	-	120.72	151.76
Associates				
Consulting and management services	49.60	52.27	49.49	49.91
Computer services income	22.70	22.72	-	-
Advertising income (Gross 2006: Baht 444.69 million 2005: Baht 623.49 million)	182.49	194.18	-	-
Rental income and others	25.46	22.16	-	-
Sold investment in a subsidiary	-	-	17.95	-
Dividend received	4,252.88	-	4,170.25	-
	4,533.13	291.33	4,237.69	49.91
Joint ventures				
Consulting and management services	0.43	0.15	1.06	0.34
Computer services income	0.54	0.11	-	-
Advertising income	8.70	13.90	-	-
Rental income and others	0.70	1.46	-	-
	10.37	15.62	1.06	0.34
Related parties				
Computer services income and others	-	2.06	-	0.11

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

8.8.

15 Related party transactions (continued)

b) Purchase of goods and services

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	0.33	1.19
Advertising expenses and others	-	-	12.56	12.43
Acquisition of investment in a joint venture	-	-	8.05	-
	-	-	20.94	13.62
Associates				
Rental and other expenses	12.19	11.25	0.42	0.06
Joint ventures				
Advertising and other expenses	0.52	-	-	-
Related parties				
Rental and other expenses	21.51	41.35	-	5.74
Payment for work-in-progress	-	12.64	-	-
	21.51	53.99	-	5.74
Dividend paid				
Major shareholders	3,922.92	-	3,922.92	-

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 **Related party transactions** (continued)

The Group had transactions with related parties for the six-month periods ended 30 June as follows:

c) **Sales of goods and services**

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	41.52	42.96
Dividend received	-	-	99.96	129.94
	-	-	141.48	172.90
Associates				
Consulting and management services	98.38	103.14	98.38	100.22
Computer services income	45.07	45.64	-	-
Advertising income (Gross 2006: Baht 787.83 million 2005: Baht 1,066.33 million)	284.47	321.84	-	-
Rental income and others	45.54	42.31	-	-
Sold investment in a subsidiary	-	-	17.95	-
Dividend received	4,252.88	3,348.17	4,170.25	3,348.17
	4,726.34	3,861.10	4,286.58	3,448.39
Joint ventures				
Consulting and management services	0.83	0.29	2.01	0.66
Computer services income	0.81	0.47	-	-
Advertising income	10.16	25.25	-	-
Rental income and others	1.42	1.46	0.03	-
Sold investment in a joint venture	-	-	400.00	-
	13.22	27.47	402.04	0.66
Related parties				
Computer services income and others	0.69	6.82	0.04	0.22

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 **Related party transactions** (continued)

d) **Purchase of goods and services**

	Consolidated		Company	
	2006 Baht Million	2005 Baht Million	2006 Baht Million	2005 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	1.05	1.99
Advertising expenses and others	-	-	12.57	12.65
Acquisition of investment in a joint venture	-	-	8.05	-
	-	-	21.67	14.64
Associates				
Rental and other expenses	30.92	23.05	0.88	0.70
Joint ventures				
Advertising and other expenses	0.64	0.33	-	0.40
Related parties				
Rental and other expenses	43.14	80.68	1.91	11.46
Payment for work-in-progress	-	23.70	-	-
	43.14	104.38	1.91	11.46
Dividend paid				
Major shareholders	3,922.92	1,606.76	3,922.92	1,606.76
Directors	-	1.45	-	1.45
	3,922.92	1,608.21	3,922.92	1,608.21

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 **Related party transactions** (continued)

e) **Outstanding balance arising from sales/purchases of goods and services**

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Trade accounts and notes receivable - related parties				
Subsidiaries	-	-	12.23	3.23
Associates	294.40	402.24	-	-
Joint ventures	28.46	34.07	-	0.14
Related parties	-	6.72	-	-
Total trade accounts and notes receivable - related parties	322.86	443.03	12.23	3.37
Accrued income - related parties				
Subsidiaries	-	-	0.84	2.25
Associates	18.20	14.48	1.76	1.33
Joint ventures	0.20	0.06	0.46	0.34
Related parties	-	0.38	-	-
Total accrued income - related parties	18.40	14.92	3.06	3.92
Trade accounts and notes payable - related parties				
Subsidiaries	-	-	6.69	11.44
Associates	38.65	32.49	0.12	0.35
Joint ventures	0.36	-	-	-
Related parties	0.89	8.53	-	0.01
Total trade accounts and notes payable - related parties	39.90	41.02	6.81	11.80

f) **Amounts due from, advances and loan to related parties**

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	0.59	3.78
Associates	4.95	19.92	0.71	8.67
Joint ventures	23.41	0.45	0.04	0.02
Related parties	-	6.03	-	5.73
Total amounts due from and advances to related parties	28.36	26.40	1.34	18.20
Loan to a joint venture	120.00	-	300.00	-
Total amounts due from, advances and loan to related parties	148.36	26.40	301.34	18.20

Loan to a joint venture represents unsecured loan beared interest at 6.08% per annum and there was no specified repayment.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Related party transactions (continued)

g) Amounts due to and loans from related parties

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	0.73	2.50
Associates	1.65	12.31	-	-
Joint ventures	0.11	0.07	0.18	0.11
Related parties	49.60	1.26	-	0.02
Total amounts due to and loans from related parties	51.36	13.64	0.91	2.63

h) Other assets

	Consolidated		Company	
	30 June 2006 Baht Million	31 December 2005 Baht Million	30 June 2006 Baht Million	31 December 2005 Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

i) Warrants granted to directors (Note 11)

j) Special reward program

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries and associates between the date the rights were granted and the date the rights were exercised. However, the reward may not exceed each individual's allocation. The movements in the Special Reward Program are as follows:

	As at 30 June 2006 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.4)	0.2
Total		4.4	(4.2)	0.2

Starting from Grant IV, Special Reward Program has changed to the right to receive ESOP of the Company instead, as disclosed in Note 11.

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

15 Related party transactions (continued)

k) Other agreements with related parties

Significant commitments with related parties are as follows:

1. As at 30 June 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of Baht 806.60 million (As at 31 December 2005: Baht 806.60 million).

2. As at 30 June 2006, a joint venture had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of USD 0.60 million (proportion of the Company's investment) (As at 31 December 2005: USD 0.48 million).

3. Certain subsidiaries, associates and a joint venture have entered into agreements with the Company, under which the Company is committed to provide consulting, management services and other central services for a period of one year with an option to renew. The certain subsidiaries, associates and a joint venture are committed to pay the Company for services in respect of the agreements at approximately Baht 20.65 million per month (As at 31 December 2005: Baht 20.64 million per month).

16 Bank guarantees

As at 30 June 2006, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 597.13 million, USD 34.40 million and AUD 0.03 million (As at 31 December 2005: Baht 150.59 million, USD 33.71 million and AUD 0.03 million) on a consolidated basis.

17 Contingencies and commitments

a) Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss, and no provision or accruals in respect of such legal actions have been raised in these financial statements.

b) Contingencies from the lawsuit of ITV with the Administrative Court

On 30 January 2004, The arbitration award ruled by the arbitration panel on the disputes between ITV and the Office of the Permanent Secretary of the Office of the Prime Minister ("the PMO") in accordance with the Concession Agreement can be summarised as follows:

- The PMO shall pay compensation to ITV in the amount of Baht 20 million;

- The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.5% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (from the original agreement of 8th year Baht 800 million; 9th year Baht 900 million and 10th - 30th Year Baht 1,000 million each year), whichever is higher, from 3 July 2002;

- The PMO shall return part of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003 to ITV. The amount to be returned to ITV is Baht 570 million; and

- ITV may broadcast its television programs during prime time (7.00 p.m. - 9.30 p.m.) without having to restrict its programs to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programs for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

17 **Contingencies and commitments** (continued)

b) **Contingencies from the lawsuit of ITV with the Administrative Court** (continued)

The PMO entered into the appeal process in April 2004 in order to revoke the award made by the arbitration panel. On 9 May 2006, the Administrative Court of the First Instance handed down its ruling regarding the revocation of the arbitration award. On 7 June 2006, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

Although the PMO and ITV are currently awaiting the final decision of the Supreme Administrative Court, the PMO issued letter dated 23 June 2006 claiming that ITV should:

(1) pay the unpaid concession fee totalling Baht 1,440 million for the 9th concession year (the seventh payment) in the amount of Baht 670 million and the 10th concession year (the eighth payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee due since 3 July 2004.

(2) immediately change its programming schedule in order to comply with the first paragraph of Clause 11 of the Concession Agreement and pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 at the rate of 10% of the annual concession fee calculated on a daily basis on the ground that the change in the programming schedule by ITV was in breach of the first paragraph of Clause 11 of the Concession Agreement. The penalty fee for breach of the television scheduling conditions under Clause 11 of the Concession Agreement determined by the PMO is in the amount of Baht 75,960 million (from 1 April 2004 to 9 May 2006).

The ITV's legal advisor is of the opinion that as Section 70 of the Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542 clearly states that "In the case of a judgment of an Administrative Court of First Instance, compliance with the decree shall be pending until the period of time for an appeal has elapsed, or in the case of an appeal, the execution of the judgment shall be suspended until the case becomes final". In addition, the appeal has already been accepted and is being considered by the Supreme Administrative Court. Therefore, the Administrative Court of First Instance's ruling shall not become effective as soon as it is handed down as claimed by the PMO. Instead, the enforcement of the Administrative Court of First Instance's ruling shall be pending until the Supreme Administrative Court's ruling is handed down. The Supreme Administrative Court's ruling shall be final and binding on both the PMO and ITV.

The ITV's legal advisor also viewed that if the arbitral award is not set aside by the Supreme Administrative Court, both the PMO and ITV are required to comply with the arbitral award in accordance with Section 70 of the Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E.2542 together with Article 30 of the Arbitration Rules as well as Clause 15 of the Concession Agreement, which states that the arbitral award is final and binding on all parties. Consequently, the PMO cannot claim from ITV the difference in the unpaid concession fee or demand a change in its programming schedule, as ITV has fully complied with the arbitral award. ITV is also not required to pay the penalty fee for having changed its programming schedule as claimed by the PMO.

At present, the dispute is under consideration by the Supreme Administrative Court. Therefore, management cannot determine the ultimate outcome of the matter; therefore no provision for any liability that may result has been made in these interim financial statements. As the Supreme Administrative Court's ruling handed down causing any advantage and disadvantage to either the PMO or ITV, both parties have to follow such ruling.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 Contingencies and commitments (continued)

b) Contingencies from the lawsuit of ITV with the Administrative Court (continued)

In addition, the ITV's legal advisor viewed that the change of the television program of ITV was the result of the fact that ITV has faithfully followed the conditions of the arbitral award. Moreover, the said arbitral award shall still be binding on the parties under Clause 15 of the Concession Agreement and the award has not be revoked by the final judgment, ITV has no legal commitment to pay any penalty fee to the PMO. However, If the penalty fee is charged, the calculation of the penalty fee of the PMO was not in compliance with the objective of the Concession Agreement. The penalty fee should be calculated at Baht 274,000 per day as maximum amount not Baht 100 million per day as stated by the PMO. Therefore, the penalty fee from 1 April 2004 to 9 May 2006 should be Baht 208 million, not Baht 75,960 million as claimed by the PMO.

If ITV had recorded accrued concession according to the original concession agreement plus the penalty fee for breach of the television scheduling conditions calculated at Baht 274,000 per day as clarified earlier, the effect on the interim consolidated financial statements for the three-month and six-month periods ended 30 June 2006 would be an increase in total liabilities of Baht 2,413 million, decrease in the net profit of Baht 1,277 million and decrease in minority interest of Baht 1,136 million. For the Company's financial statements for the three-month and six-month periods ended 30 June 2006 would be an decrease in the closing balance of investment in a subsidiary of Baht 1,277 million and decrease in the share of net result of Baht 1,277 million.

The effect on the consolidated financial statements as at 30 June 2006 amount of Baht 2,413 million comprising of:

1. The unpaid concession fee amounting to Baht 1,875 million.
2. The liability to pay interest at 15% per annum from 3 July 2004 to 30 June 2006 totalling Baht 316 million due to the delay in the payment of the concession fee.
3. The penalty fee for breach of the television scheduling conditions (if any) from 1 April 2004 to 9 May 2006 amounting to Baht 222 million.

As a result, the interim consolidated and the company's basic earnings per share and diluted earnings per share for the three-month period ended 31 March 2006 would have decreased from the reported net profit of Baht 0.52 per share to Baht 0.10 per share and for the six-month period would have decreased from the reported net profit of Baht 1.26 per share and Baht 1.25 per share, respectively to Baht 0.84 per share.

c) Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised an assessment against SATTEL for the assessment years 1998/99 to 2003/04 (equivalent to the financial years from 1 April 1997 to 30 June 2003) in respect of revenues received from provision of satellite transponder capacity to Indian customers, both residents and non-residents. SATTEL deposited the income tax and penalty for the assessment year 1998/99 to 2003/04 as at 30 June 2006 totalling Rupees 263 million (approximately Baht 206 million). In the first quarter of 2006, SATTEL additionally deposited Rupees 15 million (approximately Baht 12 million) as penalty for the assessment year 2000/01 and Rupees 65 million (approximately Baht 51 million) as income tax for the assessment year 2003/04. SATTEL did not agree with these tax assessments and filed appeals against these assessments. SATTEL's tax advisor was of the opinion that the outcome would be in favor of SATTEL. Therefore, SATTEL did not recognise such liabilities in its interim financial statements and presents all amounts paid as other non-current assets in the balance sheet. If, according to the final judge, SATTEL is not liable to the tax, it would be eligible to receive the entire amount as a refund together with interest.

17 Contingencies and commitments (continued)

c) Assessment for income tax in India (continued)

The details of assessment for income tax can be summarised as follows:

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commission of Income Tax Appeals ("CIT (A)") passed a partially favourable order for assessment of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT (A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and the ITAT postponed the hearing to October 2006. In addition, SATTEL filed an application for a refund of Rupees 72 million (approximately Baht 56 million) with the Tax Authority. Currently, the Tax Authority has agreed that such amount is SATTEL's tax credit to offset against the SATTEL's future income tax in India.

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 290 million). SATTEL filed an appeal against this assessment of penalty with the CIT (A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by CIT (A). Currently, the CIT (A) decided in favour of the Tax Authority and SATTEL has appealed the CIT (A)'s decision with the ITAT.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority had refunded an amount of Rupees 56 million (approximately Baht 49 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million), in respect of the withholding tax paid by the Indian resident customers during this assessment years. The Tax Authority of India has agreed to give credit for this amount, which will be adjusted against SATTEL's income liabilities in India.

On 16 March 2005, the Revenue Department of India raised an assessment for the assessment year 2002/03 in the amount of Rupees 106 million (approximately Baht 95 million). SATTEL had deposited Rupees 49 million (approximately Baht 38 million) in 2004 and has already filed an appeal against this assessment with CIT (A). On 2 November 2005, the CIT (A) ruled in favour of the Revenue Department of India and SATTEL has filed an appeal against CIT (A)'s decision with ITAT.

- **Tax assessment for the assessment year 2003/04**

The Tax Authority of India refunded an amount of Rupees 15 million (approximately Baht 13 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment years.

On 31 January 2006, the Tax Authority of India has raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 95 million), excluding penalty. SATTEL already deposited some of the income tax for this assessment year in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, SATTEL filed an appeal against the assessment with CIT (A) and deposited some of the tax in the amount of Rupees 65 million (approximately Baht 51 million).

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

17 **Contingencies and commitments** (continued)

d) **Obligation from shares buy back options of SATTEL**

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price is greater than the higher of USD 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price is the higher of the equal of USD 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than USD 1, therefore, the Group does not recognise this obligation as its liabilities in these interim financial statements. As of 30 June 2006, the remaining share option was 1.73 million shares.

e) **Joint venture agreement in Lao Telecommunications Company Limited ("LTC")**

LTC is a joint venture of SATTEL, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a subsidiary of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year (in 2021), SATTEL has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges. According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2006, LTC has remaining additional investment approximately USD 214 million.

f) **Operating lease commitments - where a joint venture company is the lessee**

As at 30 June 2006, a joint venture has outstanding commitments in respect of aircraft lease agreements which cover rental arrangements for ten aircrafts (as at 31 December 2005: nine aircrafts) amounting to approximately USD 8.02 million (as at 31 December 2005: USD 17.75 million) (proportion of investment in a joint venture). In addition, the lease agreements cover maintenance fees, for which the joint venture must pay a monthly fee in USD. These maintenance fees vary depending on actual flight hours.

The joint venture has outstanding commitments in respect of corporate guarantees, which are in the ordinary course of business and will not cause any significant liabilities to the joint venture. The corporate guarantee covers student pilots who study on the pilot program in the amount of Baht 15.81 million (as at 31 December 2005: Baht 32.28 million) (proportion of investment in a joint venture) and will be terminated when the student pilot earns commercial pilot license and is assigned as co-pilot or the joint venture pays off all liabilities.

18 **Subsequent events**

a) **Concession right payable of DPC**

On 5 July 2006, Total Access Communication Public Company Limited has submitted the additional claims against Digital Phone Company Limited ("DPC"), a subsidiary of ADVANC, to the Arbitration Committee for settlement of the last two amounts of concession right fees due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

18 Subsequent events (continued)

b) Dividend

At the Board of Directors' meetings of the Company and associates, passed resolutions to approve the interim dividend payment as follows:

Company	Date of meeting	Dividend per share Baht/share	Amount Milion Baht
SHIN	15 August 2006	1.30	4,153.99
ADVANC (associate)	15 August 2006	3.00	8,857.65
CSL (associate)	9 August 2006	0.60	375.00

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Corporate Milestones

Paid interim dividend for 2H05 at Baht 1.35 per share

In May 2006, SHIN paid the 2H05 dividends at Baht 1.35 per share out of the cash inflow from the interim dividends received from ADVANC at Baht 3.30 per share. The details of the dividend received during this period are outlined below:

Source	Baht / Share	Amount (Baht million)
Dividend received from ADVANC	3.30	4,170
Dividend received from SMB	111	100
Dividend paid	(1.35)	(4,081)
Net dividend received		189

Payment of interim dividend for 1H06 at Baht 1.30 per share

The Board of Directors Meeting on 15 August 2006, passed a resolution to pay an interim dividend for 1H06, particularly, out of the interim dividend received from ADVANC. The details of this dividend are as follows:

Source	Baht / Share	Amount (Baht million)
Dividend received from ADVANC	3.00	3,791
Dividend paid	(1.30)	(4,154)
Net dividend paid		(363)

The exercise of SHIN-W1 & cleared all debt

In May 2006, most of the warrants issued to the public (SHIN-W 1) were exercised and SHIN had a cash inflow in the amount of Baht 3,036 million. Consequently, SHIN repaid its entire short-term bank loans in the amount of Baht 1,200 million in June 2006.

Restructuring of investments

SHIN acquired 47.5% of ARC Cyber Co., Ltd from AD Venture Co., Ltd ("ADV"), a subsidiary of SHIN, in the amount of Baht 8 million. Also, SHIN sold 51% of its investment in ADV to CS Loxinfo Plc ("CSL"), an associate of SATTEL, in the amount of Baht 18 million in April 2006. This was undertaken to improve CSL's revenue, diversify its sources of income and create synergy that will eventually contribute to greater profit.

Business Summary

Wireless Communications Business

At the end of 2Q06, ADVANC recorded 17.3 million cellular phone subscribers: 1.9 million are postpaid (GSM Advance and GSM 1800) subscribers, and 15.4 million are prepaid (1-2-Call!) subscribers. This represented an increase of 0.7 million subscribers during the period compared to the net increase of 0.2 million subscribers in 1Q06. This substantial increase was a result of ADVANC's aggressive promotions to attract and retain customers.

Satellite and International Businesses

Transponder Leasing and Related Business

Thaicom 5 passed In-orbit test and started operations

Thaicom 5 was launched successfully on 28 May 2006. After the in-orbit test was completed, SATTEL transferred its entire customer base from Thaicom 3 to Thaicom 5 and started business operations immediately. Nepal Television Corporation is Thaicom 5's first new customer.

In May, SATTEL opened its 7th gateway in Beijing. This is the first broadband gateway via satellite in China.

SATTEL has provided two innovative new services through iPSTAR. These are 1) Mobile VSAT Vehicle (MVV). This innovative vehicle, based on a modified pickup truck, is designed to offer customers truly cost-effective Satellite News Gathering (SNG), which is fine for broadcasters as well as military and disaster relief organizations. 2) iCON Consumer Series, this is a new version of the iPSTAR User Terminal with higher efficiency and lower costs.

SHIN CORPORATION

Telephone Business

Because of the growth of the telephone business in both Cambodia and Lao PDR, there was an increase in the subscriber base of every operator, especially mobile prepaid subscribers. At the end of 2Q06, LTC and Camshin had 562,484 and 259,370 subscribers, respectively.

In June 2006, the Cambodian government agreed to reduce the specific tax rate from 10% to 2% during the period from April 2005 to March 2006.The present rate stands at 3%.

Broadcasting Business

ITV's ratings were stable at 2.70 and market share of advertising spending remains 3rd place in the industry

At the end of 2Q06, the total revenue of ITV grew 16.6% from 1Q06, which was much higher than the average 9.7% growth in the industry. ITV's ratings, especially during prime time (18.00-22.30), were stable at 2.70 and its market share of advertising spending remained third place in the industry.

Regarding the verdict of the Administrative Court, ITV did not make provision in these interim financial statements for any liabilities connected to the unpaid concession fee of Baht 1,875 million, related interest charge of Baht 316 million or penalty fee of Baht 222 million for breach of the television scheduling conditions. Since the dispute between ITV and the PMO is under consideration at the Supreme Administrative Court, the management cannot determine the ultimate outcome of this matter.

In addition, the legal advisor was of the opinion that when ITV changed its television programming, it was faithfully following the conditions of the arbitral award. Moreover, the arbitral award is binding on both parties under Clause 15 of the Concession Agreement unless it is overturned by the Supreme Administrative Court, so ITV has no legal commitment to pay any penalty fee to the PMO at the present time.

However, If ITV is penalized, the PMO's calculation of the penalty fee is not in compliance with the objective of the Concession Agreement. The penalty fee should be calculated at a maximum amount of Baht 274,000 per day not Baht 100 million per day as stated by the PMO. Therefore, the penalty fee from 1 April 2004 to 9 May 2006 should be Baht 208 million, not Baht 75,960 million as claimed by the PMO.

Airline Business

TAA provided a service on 17 routes

In 2Q06, TAA operated 10 aircraft on a total of 17 routes, of which 8 were international routes. Since April 2006, TAA has provided an additional route from Bangkok to Surat Thani.

Consumer Finance Business

OK's portfolio size reached Baht 11,400 million

At the end of 2Q06, OK had 915,000 accounts worth a total of Baht 11,400 million, of which approximately 67% were personal loans.

Operating Results

Table 1: Selected financial information *Unit: Million Baht*

	2Q06	% Inc(Dec) QoQ	% Inc(Dec) YoY*	1H06	%Inc(Dec) YoY*
Net profit	1,599	(28.2)	(28.2)	3,825	(18.7)
Share of net result	1,611	(23.7)	(29.0)	3,722	(22.3)
Basic EPS (Baht)	0.52	(29.6)	(29.7)	1.26	(20.3)

* The amount was restated according to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net Profit

SHIN's net profit dropped 28.2% from Baht 2,226 million in 1Q06 to Baht 1,599 million in 2Q06, which was also a drop of 28.2% from Baht 2,228 million in 2Q05. The net profit dropped 18.7% from Baht 4,706 million in 1H05 to Baht 3,825 million in 1H06. This was mainly due to the share of the net results from investments.

Share of the net results from investments

The share of the net results from subsidiaries, joint ventures and associates dropped by 23.7% from Baht 2,112 million in 1Q06 to Baht 1,611 million in 2Q06, which was a drop of 29.0% from Baht 2,268 million in 2Q05. The share of the net results dropped 22.3% from Baht 4,789 million in 1H05 to Baht 3,723 million in 2H06. The main reasons were as follows:

Table 2: Details of share of the net results *Unit: Million Baht*

	% Held	Share of net profit (loss)					% Change		
		2Q06	1Q06	2Q05*	1H06	1H05*	Compared to 1Q06	Compared to 2Q05	Compared to 1H05
ADVANC	42.82	1,761	2,265	1,861	4,026	4,256	(22.3)	(5.4)	(5.4)
SATTEL	41.33	(13)	(25)	311	(38)	410	(48.0)	(104.2)	(109.3)
ITV	52.92	70	35	109	105	174	100	(35.8)	(39.7)
TAA	24.50	3	6	1	9	(7)	(50.0)	200.0	(228.6)
OK	60.00	(221)	(173)	(34)	(394)	(75)	27.7	550.0	425.3
Others		11	4	20	15	31	175.0	(45.0)	(51.6)
Total		1,611	2,112	2,268	3,723	4,789	(23.7)	(29.0)	(22.3)

* The amount was restated according to the adoption of Thai Accounting Standard 56 "Income Tax Accounting"

Net result from ADVANC dropped due to seasonal effect and low tariff package

ADVANC: The share of the net result from ADVANC dropped 22.3% from Baht 2,265 million in 1Q06 to Baht 1,761 million in 2Q06, which was a drop of 5.4% from Baht 1,861 million in 2Q05. There was a drop of 5.4% in the share of the net result from Baht 4,256 million in 1H05 to Baht 4,026 million in 1H06. These decreases were primarily from a drop in revenue due to the seasonal effect and low tariff package offerings. (For more details, see MD&A of ADVANC pp. 5-8)

SATTEL: The share of the net loss from SATTEL dropped 48.0% from Baht 25 million in 1Q06 to Baht 13 million in 2Q06. When compared to 2Q05, the share of the net result dropped 104.2% in 2Q06 from a gain of Baht 311 million in 2Q05 and fell 109.3% from a gain of Baht 410 million in 1H05 to a loss of Baht 38 million in 1H06. This was primarily due to recording the amortization costs resulting from IPSTAR and the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005. Meanwhile, in 2Q05, SATTEL recorded other income from the one-time recognition of the insurance claim on Thaicom 3 in the amount of Baht 1,083 million as well as the impairment loss for Thaicom 3 in the amount of Baht 400 million. (For more details, see MD&A of SATTEL pp. 8-14)

Share of the net result from ITV increased QoQ but dropped YoY

ITV: The share of the net result from ITV rose 100% from Baht 35 million in 1Q06 to Baht 70 million in 2Q06 as a result of live broadcasting of World Cup soccer and the effect of seasonal factors which increased advertising expenditure in this quarter. When compared to 2Q05, the share of the net result dropped 35.8% from Baht 109 million, which was a drop of 39.7% from Baht 174 million in 1H05 to Baht 105 million in 1H06. This was caused by higher competition in the market and other factors such as political instability, which made expenditure on advertising cautious. (For more details, see MD&A of ITV, pp. 15-18)

TAA: The share of the net result from TAA dropped 50% from Baht 6 million in 1Q06 to Baht 3 million in 2Q06 as a result of the decrease in investment in TAA from 50% to 24.5%, which began in February 2006. However, the net result rose 200% from Baht 1 million in 2Q05 and rose 228.6% from a loss of Baht 7 million in 1H05 to a gain of Baht 9 million in 1H06. This was mainly due to higher revenue as more passengers used the additional routes and aircraft.

OK: The share of the net loss from OK rose 27.7% from Baht 173 million in 1Q06 to Baht 221 million in 2Q06, which was an increase of 550% from Baht 34 million in 2Q05. Also, the net loss increased sharply from Baht 76 million in 1H05 to Baht 394 million in 1H06. The increase in the net loss was mostly a result of the increase in cost of funds, higher operating expenses which corresponded with the greater portfolio size, and the increase in the allowance for doubtful accounts.

Financial Position

Table 3: Investment value as at 30 June 2006 and 31 December 2005 *Unit: Million Baht*

Company	Investment portion (%)		Investment value			
	2006	2005	2006	%	2005	%
ADVANC[1)]	42.82	42.83	34,086	78.9	34,253	78.4
SATTEL[1)]	41.33	41.34	5,559	12.9	5,631	12.9
ITV[1)]	52.92	52.94	2,530	5.9	2,424	5.5
TAA [2)]	24.50	50.00	64	0.1	120	0.3
OK	60.00	60.00	692	1.6	906	2.1
Others			295	0.6	362	0.8
Total			**43,226**	**100.0**	**43,696**	**100.0**

1) Percentage decreased from the exercise of warrants under the ESOP program of each company.

2) Percentage holding of TAA dropped from the sale of TAA stock to AA, of which 49% is held by SHIN.

Net assets increased from the rise in operating results

SHIN's assets net of liabilities, or shareholders' equity, increased by Baht 3,456 million from Baht 43,168 million as of 31 December 2005 to Baht 46,624 million as of 30 June 2006. SHIN had a cash inflow from additional share capital in the amount of Baht 3,728 million mainly raised from the exercise of warrant SHIN-W1. Also, there was an increase of Baht 3,825 million from the rising share of the net result from operating activities, while retained earnings dropped due to the dividend payment of Baht 4,081 million.

Cash Flow

As at 30 June 2006, SHIN's cash and cash equivalent was Baht 2,791 million, which had risen by Baht 1,300 million from 1H05. The details are given below:

In 1H06, SHIN had a cash outflow from operating activities in the amount of Baht 51 million compared to Baht 445 million in 1H05. The decrease in cash outflow was mainly due to the repayment of Baht 404 million interest on a debenture, which was a one-time payment when the debenture was redeemed in May 2005 before the maturity date.

SHIN had a cash inflow from investment activities in the amount of Baht 4,066 million from the following sources:

- The dividend receipt of Baht 4,270 million.
- The sale of TAA and ADV in the amount of Baht 400 million and Baht 18 million, respectively.

Meanwhile, SHIN had a cash outflow for:

- The additional investment in OK and AA of Baht 180 million and Baht 201 million, respectively.
- The Baht 8 million purchase of ARC.
- A subordinated loan to OK for its operations in the amount of Baht 300 million at an interest rate of 6.08%.

SHIN had a cash outflow from financing activities in the amount of Baht 1,551 million, mainly from the following items:

- The payment of dividends in the amount of Baht 4,081 million.
- The repayment of a short-term loan in the amount of Baht 1,200 million.

However, the Company's share capital related to warrant SHIN-W1 increased by Baht 3,728 million.

Capital Structure and Liquidity

As at 30 June 2006, SHIN's liquidity ratio was 59.99x compared to 0.51x at 31 December 2005. This was due to an increase in cash and cash equivalent, especially from the exercise of a warrant and the repayment of a short-term loan. Consequently, SHIN has a strong balance sheet and has become a debt-free company - the debt to equity ratio as at 31 December 2005 was 0.03x.

Management Discussion and Analysis: Advanced Info Service Plc

Overview

The Group grew its subscriber base by 909,000 during the first half of 2006

For 2Q06, the Group reported total of 17,317,900 mobile phone subscribers, comprising of 1,911,900 postpaid subscribers (GSM Advance and GSM 1800) and 15,406,000 prepaid (One-2-Call!) subscribers. This represented an increase of 684,000 subscribers during the period, compared to net increase of 225,000 subscribers in 1Q06. The substantial increase in subscribers was a result of the Group's aggressive promotions to attract and retain subscribers after an ease of pressure from political activities in 1Q06.

Service revenues in 2Q06 were Baht 18,422 million, decreased 6.9% y-o-y and 13.4% q-o-q due to seasonality and low tariffs offered during the period. Of total service revenues in 2Q06, approximately 65% represented revenues from prepaid services, 28% from postpaid services, 4% from international roaming and 3% from other services.

Revenue from sales showed a significant growth to Baht 4,086 million in 2Q06 compared to Baht 3,421 million in 1Q06, representing an increase of 61.7% y-o-y and 19.4% q-o-q. As a result, the Group generated total revenues of Baht 22,508 million, increased 0.9% y-o-y but decreased 8.8% q-o-q.

Earnings before interest, tax, depreciation and amortization (EBITDA) was Baht 10,496 million in 2Q06 compared to Baht 12,364 million in 1Q06. This represented an EBITDA margin of 46.6% in 2Q06 compared to 50.1% in 1Q06. The decline in EBITDA in 2Q06 was due to increased marketing expenses and higher proportion of handset sales which generated lower margin than services.

The Group reported a net profit of Baht 4,126 million in 2Q06, declined 5.1% y-o-y and 22% q-o-q.

For the first six-month period of 2006 (1H06), the Group generated total revenues of Baht 47,196 million, represented a growth of 2.5% from Baht 46,030 million in the same period of last year. Net profit was Baht 9,415 million, declined 5.2% compared to Baht 9,930 million in 1H05.

Results of operations - Quarterly Comparison

Million Baht

	2Q06	1Q06	% change q-o-q	2Q05 restated	% change y-o-y
Service revenue	18,422	21,267	(13.4%)	19,781	(6.9%)
Sales revenue	4,086	3,421	19.4%	2,527	61.7%
Total revenue	22,508	24,688	(8.8%)	22,308	0.9%
Total cost	13,968	14,123	(1.1%)	13,035	7.1%
Gross profit	8,540	10,565	(19.2%)	9,273	(7.9%)
SG&A	2,559	2,817	(9.2%)	2,653	(3.5%)
Earnings before tax	5,919	7,708	(23.2%)	6,338	(6.6%)
Net profit	4,126	5,290	(22.0%)	4,345	(5.1%)

	1H06 (6-mths)	1H05 (6-mths)restated	% change y-o-y
Service revenue	39,689	40,967	(3.1%)
Sales revenue	7,507	5,063	48.2%
Total revenue	47,196	46,030	2.5%
Total cost	28,091	26,029	7.9%
Gross profit	19,106	20,002	(4.5%)
SG&A	5,376	5,035	6.8%
Earnings before tax	13,626	14,459	(5.8%)
Net profit	9,415	9,930	(5.2%)

Revenues & Profitability

Service revenues dropped in 2Q06 due to seasonal effect and low price packages offerings.

Total Revenue

The Group reported the service revenues of Baht 18,422 million in 2Q06, a fall of 6.9% y-o-y and 13.4% q-o-q due to seasonal effect and low tariff package offerings. As the competition in the market remained intense, the Group had launched low tariff offerings to retain its subscriber base, which led to service revenues decline in this quarter.

Revenues from handset and SIM card sales were Baht 4,086 million in 2Q06, represented a growth of 61.7% y-o-y and 19.4% q-o-q. The substantial growth in sales revenues were driven by a significant increase in unit sale due to a change in distribution strategy during the quarter. As a result, total revenues were posted at Baht 22,508 million in 2Q06, decreased 8.8% from Baht 24,688 million in 1Q06.

For the first six month period ended June 2006, the Group generated total revenues of Baht 47,196 million, increased 2.5% from Baht 46,030 million in the same period of last year. The revenue increase was mainly because of higher handset sales.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2Q06 The Group incurred Baht 13,968 million of total cost, increased 7.2% y-o-y but declined 1.1% q-o-q.

Cost of services and equipment rentals remained relatively stable q-o-q at Baht 5,762 million in this quarter compared to Baht 5,876 million in 1Q06, but declined 5% y-o-y compared with Baht 6,064 million in 2Q05 due mainly to lower amortization as some portion of assets under concession agreement had been fully amortized.

The concession fee and excise tax were Baht 4,546 million, decreased 2.3% y-o-y and 13.4% q-o-q attributed to lower service revenues during the period. This represented an effective concession fee and excise tax of 25% to service revenue. During the period, the rate of combined concession fee and excise tax was 30% for postpaid service and 20% for prepaid.

Cost of sales increased to Baht 3,660 million in 2Q06 from Baht 3,000 million in 1Q06 due to higher volume sales but lower handset and SIM card margins. Sales margin were usually fluctuated from quarter to quarter. In 2Q06, sales margin dropped to 10.4% compared to 12.3% in the previous quarter.

SG&A expenses dropped 3.5% y-o-y and 9.2% q-o-q, attributed to lower bad debt expenses and effective operating cost control.

Selling and administrative expenses were Baht 2,559 million in 2Q06, a fall of 3.5% y-o-y and 9.2% q-o-q, despite an increase in marketing expense. This was attributed to lower bad debt expenses and effective operating cost control.

Net Profit

The Group posted a net profit of Baht 4,126 million in 2Q06, a fall of 5.1% y-o-y and 22% q-o-q. For the six-month period, net profit was Baht 9,415 million, declined 5.2% compared to Baht 9,930 million in 1H05.

Liquidity

During the first six month period of 2006, current ratio slightly decreased to 54% as at end of June 2006 from 71% as at end of March 2006. This was resulted from lower amount of cash and cash equivalents from Baht 20,059 million in 1Q06 to Baht 13,817 million in 2Q06 after the Group paid dividend of Baht 3.30 per share or Baht 9,765 million on 8 May 2006.

Current assets

As of 30 June 2006, the Group's current assets was Baht 22,962 million, decreased by Baht 6,332 million or 21.6% from Baht 29,294 million as of 31 March 2006. The main reason was a decrease in cash and cash equivalents which were used to support a dividend payment in this period.

Current liabilities

Current liabilities was Baht 42,266 million as of the end of June 2006, increased from Baht 41,507 million at the end of March 2006 primarily due to increase in trade accounts payable.

As of 30 June 2006, the current portion of long-term debts and debentures increased slightly to Baht 16,499 million from Baht 16,495 million as of 31 March 2006.

	30 June 2006		31 March 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Trade accounts payable	5,794	11.9%	3,991	8.1%
Current portion of long-term borrowings & debentures	16,499	33.8%	16,495	33.6%
Concession right payable, accrued concession fee and excise tax	8,284	17.0%	7,968	16.3%
Other current liabilities	11,689	24.0%	13,053	26.6%

Assets

Total Asset decreased 4.4% from a decrease in cash and cash equivalents.

As of 30 June 2006, total assets amounted to Baht 128,422 million, a decrease of 4.4% from Baht 134,302 million as of 31 March 2006. The reason was a decrease in cash and cash equivalents. Assets under concession agreement increased to Baht 74,716 million as of 30 June 2006 from Baht 73,610 million as of 31 March 2006 following investment in network quality and coverage expansion.

Current assets accounted for 17.9% of total assets while non-current assets stood at 82.1%. Details of major items were as follows.

	30 June 2006		31 March 2006	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	22,962	17.9%	29,294	21.8%
Property, plant and equipment, net	9,172	7.2%	9,581	7.1%
Asset under concession agreement, net	74,716	58.2%	73,610	54.8%
Deferred tax asset	9,266	7.2%	9,089	6.8%
Other non-current assets	12,306	9.6%	12,728	9.5%

Capital structure

Capital structure remained strong albeit a slight increase in total liabilities to equity.

The Group's balance sheet remained healthy with strong capital structure. Total liabilities to equity increased to 61% as of 30 June 2006 from 58% as of 31 March 2006. Net debt (Total debentures and long-term borrowings minus cash) to equity increased to 11.5% as of 30 June 2006 compared to 4.6% as of 31 March 2006 after the dividend payment in the period.

Debentures and Loans

Debentures and loans were Baht 22,968 million as of 30 June 2006, decreased from Baht 23,963 million as of 31 March 2006. The company repaid long-term debentures and financial lease of Baht 1,003 million in this quarter. For the first six month period ended June 2006, the company had repaid long-term debentures and financial lease for the total amount of Baht 2,508 million.

	30 June 2006		31 March 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,499	33.8%	16,495	33.6%
Long-term borrowings	24	0.05%	25	0.1%
Long-term debentures	6,445	13.2%	7,443	15.2%
Total long-term borrowings	22,968	47.1%	23,963	48.9%

Shareholders' equity

The Group's shareholders' equity decreased from Baht 85,260 million as of 31 March 2006 to Baht 79,635 million as of 30 June 2006, mainly due to a dividend payment of total Baht 9,765 million.

Cash Flow

The Group has strong and steady cash flow generated by its profitable operations.

The Group has strong and steady cash flow attributed to its profitable operations. For the first six month period of 2006, the Group generated an operating cash flow of Baht 19,696 million, which was abundant to support investment activities, reduce long-term debentures and pay a dividend in this period. An increase in cash of Baht 2,156 million was kept on the balance sheet, reserving for future operating and investment activities.

Management Discussion and Analysis: Shin Satellite Public Company Limited

I. Overview

Revenue of 1H/06 surges 12.8%

Shin Satellite Plc's consolidated sales and service income for the first six months increased by 12.8% over the same period last year due to a significant growth in the telephone business as well as a gradual growth in the Satellite business, while its consolidated sales and service revenue for Q2/2006 dropped by 9.9% from the Q2/2005. This was because of lower than anticipated UT sales. However, revenue from the telephone business enjoyed an increase of 25.4% over the same quarter last year owing to significant growth in the number of telephone users in both Cambodia and Laos. The Company recorded a gain on exchange of Baht 146 million for Q2/2006 that resulted from a continuation of the Baht appreciation.

The Company reported a net loss of Baht 34 million for Q2/2006, a steady improvement on the Baht 58 million net loss in Q1/2006. Though the Company had an adjusted net profit of Baht 705 million for the same period last year, the net loss is still largely due to the heavy depreciation costs arising from Thaicom 4, all of which is a non-cash item. The net loss of for the first six months of 2006 was Baht 92 million (1H/2005: Baht 894 million).

Other reasons for this comparative difference between Q2/2005 and Q2/2006 comes from the one-time recognition of revenue from Thaicom 3 insurance proceeds of Baht 1,083 million in Q2/2005 together with the adoption of deferred tax policy resulted in an increase of Baht 123 million in net profit of Q2/2005.

CSL announced it would pay a dividend of Baht 0.60 per share for the performance of the first six months of 2006 thus the Company will receive a dividend of Baht 150 million, in line with its 40.02% ownership.

Successful launch of Thaicom 5 in May 2006

II. Business Summary

Transponder leasing and related business

The Thaicom 5 satellite was launch successfully on May 28, 2006 and complete testing in orbit on July 12, 2006. The Company completed transfer of all customers from Thaicom 3 to Thaicom 5 on July 13th. Besides the existing customers transferred from Thaicom 3, the Company has also served its the first new customer, Nepal Television Corporation.

In May 2006, the seventh IPSTAR gateway was officially opened in Beijing, China. It is the first true broadband satellite gateway in the country. It is currently being used for demonstrations of the efficacy of IPSTAR. Moreover, in June, the Company introduced two new IPSTAR service innovations 1) Mobile VSAT Vehicle (MVV). This innovative vehicle, based on a modified pickup truck, is designed to offer customers truly cost-effective Satellite News Gathering (SNG), which is fine for broadcasters as well as military and disaster relief organizations. 2) iCÔN Consumer Series. This is the new version of IPSTAR User Terminal with higher efficiency and lower cost.

Reach 851,208 telephone subscribers

Telephone Business

Because of the growth of telephone subscribers in both Cambodia and Lao PDR there was an increase in the subscriber base of every operator especially mobile prepaid subscribers. As of the end of Q2/2006, LTC and Camshin have 562,484 and 288,724 subscribers, respectively, an increase of 44% and 40% over the same period in 2005.

In June 2006, the Cambodian government agreed to reduce the specific tax rate from April 2005 – March 2006 from 10% to 2% and presently the rate stands at 3%.

Early adoption of accounting for deferred taxes

III. Consolidated Operating Results

Accounting policy

With the purpose of presenting the results of operation that reflect a future tax benefit/obligation arise from an operation of current period, in 2006, the Company commenced the application of a new accounting policy for deferred tax following TGAAP number 56: Accounting for Income Taxes, before it becomes effective on January 1, 2007. The implication of the deferred tax is:

- The Company has to recognize deferred tax assets or deferred tax liabilities when they see temporary differences between the tax base of assets and liabilities and their carrying amount in the financial statement. The principal temporary differences arise from depreciation on the assets under concession; depreciation on the property, plant and equipment, allowance for doubtful debts, provision for various liabilities, tax losses carried forward and differences between fair value of the net assets acquired and their tax base.
- The Company is strongly confident they will have a taxable profit in the future so that a benefit on temporary differences can be utilized.

Because of the adoption of deferred taxes, the Company restated financial figures presented in the Balance sheet as at December 31, 2005 and in the Income statement for Q2/2005, as follows:

Consolidated F/S Unit: million Baht	Adjustment	Before Adjustment	Adjustment Amount	After Adjustment
Balance sheet As at Dec 31,05	Investments – equity method	780	52	832
	Deferred tax asset	-	243	243
	Adjustment on assets		*295*	
	Deferred tax liability	-	74	74
	Adjustment on liability		*74*	
	Cumulative foreign currency translation adjustment	(126)	(3)	(129)
	Unappropriated retained earnings	3,313	224	3,538
	Adjustment on equity		*221*	
Income statement Q2/2005	Share of net results from investment – equity method	19	(9)	10
	Income tax	(407)	132	(275)
	Net profit	582	123	705
	Adjustment on Income statement		*123*	

Selected financial information on SATTEL

THB in Million	Amount			Change		Amount		Change
	Q2/06	Q1/06	Q2/05 (Restated)	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Sales and service income	1,463	1,755	1,624	-16.6	-9.9	3,218	2,853	12.8
Share of net results from associate	20	25	10	-20.0	100	45	21	114.3
Cost of sales and services	1,366	1,564	1,071	-12.7	27.5	2,930	1,886	55.4
SG&A expenses	290	281	262	3.2	10.7	571	436	31.0
EBIT*	(193)	(90)	291	NA	-166.3	(283)	531	-153.3
EBITDA**	596	689	636	-13.5	-6.3	1,285	1,199	7.2
Net profit	(34)	(58)	705	NA	-104.8	(92)	894	-110.3
EPS (Baht)	(0.03)	(0.05)	0.75	NA	-104.0	(0.08)	0.98	-108.2

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization

Sales and service Income

Consolidated sales and service income for Q2/2006 was Baht 1,463 million, a decrease of Baht 161 million, or 9.9%, compared to Baht 1,624 million in Q2/2005 and a decrease of Baht 292 million or 16.6% from last quarter. This resulted from a decrease in revenue from satellite and related services. However, consolidated sales and service income for 1H/2006 increased by 12.8% to Baht 3,218 million from Baht 2,853 million for the same period last year.

Sales and service income	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Transponder and related	849	1,153	1,135	-26.4	-25.2	2,002	1,890	5.9
Telephone	595	582	474	2.2	25.5	1,177	931	26.4
Internet	19	20	15	-5.0	26.7	39	32	21.9
Total	**1,463**	**1,755**	**1,624**	**-16.6**	**-9.9**	**3,218**	**2,853**	**12.8**

Satellite Transponder Leasing and Related Services

Revenue from transponders and related services in Q2/2006 was Baht 849 million, a decrease of Baht 286 million or 25.2% compared to Baht 1,135 million for the same period last year and decreased by Baht 304 million or 26.4% from last quarter.

Transponder and related	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Thaicom 1A, 2, 3 and Related	634	645	600	-1.7	5.7	1,279	1,177	8.7
IPSTAR	215	508	535	-57.7	-59.8	723	713	1.4
Total	**849**	**1,153**	**1,135**	**-26.4**	**-25.2**	**2,002**	**1,890**	**5.9**

Revenue from the Thaicom conventional satellite business for Q2/2006 was Baht 634 million, an increase of Baht 34 million or 5.7%, from Baht 600 million in Q2/2005 but it experienced a decrease of Baht 11 million or 1.7% from previous quarter. Conventional Thaicom utilization rate has risen from time to time owing to a demand for broadcasting in South Asia e.g. India and Pakistan and in Indochina e.g. Vietnam Laos and Thailand. Nevertheless, the continued appreciation of the Thai Baht has an effect on this quarter's revenue, which increased slightly from the same quarter last year and dropped from last quarter even though there was a significant rise in transponder utilization.

IPSTAR service revenue was Baht 215 million in Q2/2006, a decrease of Baht 320 million or 59.8% compared to Baht 535 million in the same period last year and a decrease of Baht 293 million or 57.7% from last quarter. This was substantially because the Company sold only 2,788 UTs in this quarter compared to 11,134 UTs in Q1/2006 and 8,136 UTs in Q2/2005. The decline in UT sales caused by the customers requiring an amount of time to deploy UTs they bought in last quarter before ordering a new lot. This situation should correct itself in the third quarter. However, the Company had revenue from transponder leasing on Thaicom 4 (IPSTAR) while the same period last year was nil.

Telephone Network Services

Because of the growth of mobile prepaid subscribers, revenue from the telephone network business in Q2/2006 was Baht 595 million, an increase of Baht 121 million, or 25.5%, compared to Baht 474 million in Q2/2005 and increased by Baht 13 million or 2.2% from the previous quarter.

Internet Services

Revenue from the Internet business in Q2/2006 was Baht 19 million, up from Baht 15 million in Q2/2005 and slightly decreased from last quarter.

Cost of Sales and service

The Company reported total costs for Q2/2006 of Baht 1,366 million, an increase of Baht 295 million or 27.5% compared to Baht 1,071 million in Q2/2005 because of an increase in the cost of providing transponder leasing and related services and the cost of providing telephone services. However total costs decreased by Baht 198 million or 12.7% from last quarter from a drop in costs relating to satellite services.

Total costs for 1H/2006 were Baht 2,930 million, 55.4% increase from the same period due to a rise in the cost of satellite services.

Cost of Sales and services	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Transponder and related	1,038	1,273	792	-18.5	31.1	2,310	1,366	69.1
Telephone	304	273	261	11.4	16.5	578	488	18.4
Internet	24	18	17	33.3	41.2	42	31	35.5
Total	**1,366**	**1,564**	**1,071**	**-12.7**	**27.5**	**2,930**	**1,886**	**55.4**

Satellite Transponder leasing and Related Services

Costs relating to transponder leasing and related services were Baht 1,038 million, an increase of 31.1% from Baht 792 million in the same period last year. This was mainly due to an increase in amortization costs resulting from the amortization of IPSTAR assets as well as an increase in Thaicom 3's amortization following its shorter useful life.

Costs relating to transponder leasing and related services dropped 18.5% from the previous quarter due to a decrease in cost of UT sales, which was in accordance with a decline in its sales volume.

Transponder and related	Q2/06	Q1/06	Q2/05	QoQ (%)	YoY (%)	1H/06	1H/05	YoY (%)
Thaicom 1A, 2, 3 and Related	435	463	376	-6.0	15.7	897	746	20.2
IPSTAR	603	810	416	-25.6	45.0	1,413	620	127.9
Total	**1,038**	**1,273**	**792**	**-18.5**	**31.1**	**2,310**	**1,366**	**69.1**

- There was a Baht 59 million or 15.7% increase in the cost relating to the Thaicom conventional satellites and related business from the same quarter last year, because of higher amortization of the Thaicom 3 satellite of Baht 78 million, due to its shorter useful life offset by a decrease in cost of in-orbit insurance.
- A Baht 187 million or 45.0% increase in the cost of providing IPSTAR services from Q2/2005, caused by an increase in the cost relating to the Thaicom 4 satellite that commenced service in December 2005. For instance, the amortization of the Thaicom 4 satellite and its ground equipment of Baht 320 million; revenue sharing to MICT of Baht 12 million and in-orbit insurance cost for Thaicom 4 of Baht 70 million. These costs were nil in the same period last year.

Telephone Network Services

Costs relating to the telephone business for Q2/2006 amounted to Baht 304 million, an increase of 16.5% from Baht 261 million for Q2/2005 and increased by 11.4% from last quarter. This was due to an increase in an amortization of the telephone network, a rise in revenue sharing to the Cambodian government and increased electricity cost, over the same period last year following its telephone network expansion to serve increasing demand of the number of telephone users

Internet Services

Cost relating to the Internet business in Q2/2006 was Baht 24 million, an increase by Baht 7 million from Baht 17 million for Q2/2005 and went up by Baht 6 million from last quarter.

Selling and Administrative Expenses

SG&A, including directors' remuneration, was Baht 290 million in Q2/2006, an increase of Baht 28 million, or 10.7% compared to Baht 262 million in Q2/2005. This was because the Company recorded an amortization cost of IPSTAR funding of Baht 36 million in this quarter. The company amortizes IPSTAR funding costs by using the straight line method over the loan repayment period. This was offset by a decline in the provision for an obsolete stock. SG&A increased slightly, compared to the last quarter.

426.2% increase in interest expenses for IPSTAR project

Interest Expense

Interest expense was Baht 221 million, an increase of Baht 179 million, or 426.2%, compared to Baht 42 million in Q2/2005 due to the recognition of interest associated with the IPSTAR project as expenses once the service commenced in December 2005 and remained the same as last quarter.

Gain on Exchange Rate

Because of the strengthening of the Thai Baht during April - June 2006, the Company reported a gain of Baht 146 million from foreign exchange in Q2/2006, while it recorded a gain of Baht 35 million in the same period the previous year.

Other Income

The Company recognized other income of Baht 126 million in this quarter (Q2/2005: Baht 5 million), which resulted from two major reasons. Firstly, the Cambodian government lowered the specific tax rate for the period April 2005 – March 2006 from 10% to 2% then Camshin recorded the discount (of Baht 77 million) as Other Income. Secondly, SATTEL recognized proceeds of Baht 38 million from funds deposited in an Escrow account following the approval by the Ministry of Information and Communications (MICT) allowing the Company to utilize such amount for the construction of the Thaicom 5 satellite.

Share of net results from investment – equity method

Because of the adoption of deferred tax, the share of net results from investment for Q2/2005 was restated and reduced from Baht 19 million to Baht 10 million.

The share of net results from investment was Baht 20 million in Q2/2006. This was an increase from the same period last year, due to CSL's fully-consolidated operating results from its directory business, following an increase in its ownership in TeleInfo Media Co., Ltd. (TMC), from 63.25% to 100% since Q3/2005, as well as the growth of its internet business.

The share of net results from investment fell about Baht 5 million from last quarter, reflecting a drop in CSL's net profit, which caused by an increase in TMC's marketing expenses, including TV advertising in order to focus on the image of the company and its products for both old and new customers. In addition, TMC is hoping to stimulate the quantity of use by customers in the future.

Income Tax Expense

Because of the early adoption of accounting for deferred income taxes, the Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 88 million in Q2/2006. Moreover, the Company also has to restate the income tax payable for Q2/2005, to decrease from Baht 407 million to Baht 275 million.

IV. Financial Position

Due to the implementation of accounting for deferred income taxes, total assets as at the end of 2005 were restated to increase from Baht 33,687 million to Baht 33,983 million.

At the end of Q2/2006, the Company reported total assets of Baht 34,579 million, an increase from the end of 2005 of Baht 596 million, or 1.8%. This was caused by an increase in the assets under construction of Thaicom 5 and investment in the expansion of the telephone networks in Cambodia and Laos. CSL's net assets were presented as an investment in an associate.

SATTEL's Asset Components (Bt mn)

Asset	June 30, 2006		December 31, 2005	
	Amount	% of Total Assets	Amount	% of Total Assets
Current Assets	2,270	6.6	3,221	9.5
Investment in associates	795	2.3	832	2.4
PP&E Net	10,621	30.7	8,242	24.3
PP&E under the concession agreement, net	18,285	52.9	19,312	56.8

Liquidity

At the end of Q2/2006, the Company had a current ratio of 0.34 times, down from 0.58 at the end of 2005. This was because of an increase of Baht 240 million in the current portion of long-term loans for the IPSTAR and Thaicom 5 projects while it's a drop in cash balance amounted around Baht 365 million from the end of last year due to the principle repayment of IPSTAR loan.

Investments

The investment in CSL was presented as an "investment in associate" item. Following the implementation of the accounting for income taxes, the Company restated the investment in associate at the end of 2005 to Baht 832 million, an increase from the previous figures of Baht 780 million. At the end of Q2/2006, the Company's "investment in associate" was Baht 795 million, decrease from the end of 2005, reflecting a proportionate recognition of CSL's net profit for the first six months of 2006 amounted to Baht 45 million offset by a dividend paid of Baht 82 million.

Property, Plant and Equipment

Property, Plant and Equipment (PP&E) at the end of Q2/2006 was Baht 10,621 million, an increase of Baht 2,379 million from Baht 8,242 million at the end of last year. This was because the additional capital expenditure for the Thaicom 5 project was recorded. Note that after launching and in-orbit testing of the Thaicom 5 satellite on July 12, 2006, the Company transferred the title of the satellite to the Ministry of Information and Technology and the investment in Thaicom 5 project was transferred and recorded under PPE under concession.

PP&E under the concession agreement

PP&E under the concession agreement at the end of Q2/2006 was Baht 18,285 million, a decrease from Baht 19,312 million at the end of 2005. This was mainly due to the amortization of Baht 1,032 million.

Borrowing and Shareholders' equity

The Company's net borrowing at the end of Q2/2006 was Baht 17,850 million, an increase of Baht 716 million from Baht 17,134 million at the end of 2005. This was because of the loan drawdown for the Thaicom 5 project and the repayment of the long-term loans for IPSTAR as well as the repayment of the long-term loans for telephone network expansion in Cambodia.

According to the execution of deferred tax, Shareholders' equity presented in the Balance sheet as at the end of 2005 was adjusted to be increased from Baht 13,584 million to Baht 13,805 million. Shareholders' equity was Baht 13,634 million at the end of Q2/2006, down from the end of last year, reflecting net loss for the first six months of 2006 of Baht 92 million as well as an increase in the loss from foreign currency translation adjustment of Baht 78 million.

Net borrowing to equity at the end of Q2/2006 was 1.31 times, which is considered manageable for a Company that is investing in huge projects like Thaicom 4 (IPSTAR) and Thaicom 5 and receiving support from financial institutions.

Cash flow

The Company's cash flow from operations for 1H/2006 was Baht 1,643 million. Net cash outflow used for investing activities was Baht 2,894 million, mainly for the Thaicom 5 project and the expansion of the Indochina telephone networks. Parts of these projects receive support from financial institutions. The Company has drawn Baht 2,146 million loans from financial institutions to support Thaicom 5. In addition, long-term loans of Baht 1,286 million were repaid which mainly consisted of the loan for the IPSTAR project. Thus, the Company had net cash inflow from financing activities for Q2/2006 of Baht 886 million.

The Company had ending cash of Baht 312 million on June 30, 2006.

Management Discussion and Analysis: ITV Public Company Limited

Net profit Baht 172 million, a huge increase by 66.9% from last quarter.

Overview

According to the survey undertaken during the second quarter of 2006 by the AGB Nielsen Media Company Limited., the overall growth rate of the local media advertising industry showed a 9.7 % increase from the previous quarter, and a 6.6% increase from the second quarter of 2005. The share of television advertisement expenditures expanded to 61.2% among total advertisement spending for all media. This expenditure share only accounted for 59.1% in the previous quarter. The rate of growth for the television media in the second quarter of 2006 increased 13.6% from the previous quarter, and 9.7% from the second quarter of 2005. A major driving factor for such remarkable expansion was the broadcasting of 2006 football world cup matches. Other factors related to seasonal spending patterns, in which advertisement spending for the second quarter of each year is normally higher than its first quarter.

The Company reported total revenues of Baht 579 million in the second quarter 2006, a quarter-on-quarter increase of 16.6%. The increase is higher than the industrial cumulative growth rate of 13.6%. The Company still retained its third position of the television ad-spending market share, at 17% or an approximate 1% gain from the previous quarter. As for its TV rating, its rank remained at the third position, with average rating of 2.70 for the prime time period (6.00 – 10.30 p.m.). Nevertheless, the Company's total revenues dropped 8.3%, compared to the same period of last year. This was due not only to increased market competitions among industry participants, but also from other adverse factors such as political uncertainty, increased oil prices, rising interest rates – all of which posed negative impacts to the overall economy and forced customers to be more cautious on the spending budget for advertisement.

For this quarter, the Company showed a net profit of Baht 172 million, a Baht 69 million increase or a 66.9% jump from the previous quarter. Net profit margin was at 29.8%, compared to 20.8% of the previous quarter. Net profit per share was Baht 0.14.

Analysis of Operation Results (Consolidated Financial Statements)

Key financial information:

Baht Million	2Q06	1Q06	%Chg QoQ	2Q05	%Chg YoY
Total Revenues	579	497	16.6%	632	(8.3%)
Cost of Services	234	229	2.1%	229	2.4%
Selling and Admin Exp.	109	101	8.0%	97	11.6%
Concession fee	58	58	0.0%	58	0.0%
EBIT	178	109	63.9%	248	(28.0%)
Interest Exp.	6	6	8.6%	4	41.0%
Net Income	172	103	66.9%	244	(29.3%)

Total revenue growth at 16.6% form last quarter due to 2006 World Cup-related ad-spending.

Total Revenues

The Company's total revenues for the second quarter of 2006 was Baht 579 million, showing a 16.6% rise from the previous quarter, but a year-on-year drop of 8.3%. Total revenues, generated from two major activities, which can be broken down to :

- **Advertising Income**

  The advertising income for the quarter amounted to Baht 460 million , or a 19.7% increase from the previous quarter. The increase mainly resulted from revenue flows from activities linked to 2006 football world cup matches. Nevertheless, the advertising income showed a year-on-year drop of 12.3% resulting from the uncertainty in political environments that have carried on since early 2006 and from severe industrial competitions

- **Airtime Rental**

  The Company's airtime rental totaled Baht 107 million, or a 3.4% increase from the previous quarter. The amount showed no significant change from the same quarter of last year.

A slightly increase in Total Cost and SG&A at 3.4% from previous quarter.

Total Costs

The Company's total costs was Baht 407 million, an increase of Baht 13 million or 3.4 % from the previous quarter and an increase of Baht 19 million or 4.8 % from the same quarter of last year. The increase was due to:

- **Costs of Services**

  In the second quarter of 2006, the Company's cost of services increased Baht 5 million to Baht 234 million, or an increase of 2.1 % from the previous quarter. It also increased by 2.4 % on a year-on-year basis. The increase in quarter-on-quarter basis was due to additional news coverage costs for events relating to the general elections and also the reelections held in April. In addition, the electricity costs for the network stations and maintenance cost of production equipments also increased. However, the increase in year-on-year basis came from the mentioned additional news coverage costs and also from the increase in the station's network cost.

- **Selling & Administrative Expenses**

  Selling and administrative expenses for the quarter were Baht 109 million, an increase of Baht 8 million, or 8%, from the previous quarter. It also increased by Baht 11 million, or 11.6 %, on a year-on-year basis. The increase was due to the costs of promotional campaigns for the new primetime drama "Norasingh", that will be on air at 7.30 p.m. this July. In addition there were attorney fees incurred from legal disputes with the Office of The Permanent Secretary, the Prime Minister's Office (the PMO). There was also a reversal adjustment for doubtful debt provision made during the first quarter of 2006 and the second quarter of 2005 as a result of payments received from some trade debtors.

- **Concession Expenses**

  Concession expenses for the quarter was Baht 58 million, showing no change from the previous quarter

- **Interest Expenses**

  Interest expenses for the quarter was Baht 6 million, showing no change from the previous quarter and a slight increase of Baht 2 million from the same period of 2005, due mostly to upward adjustments in lending rates.

Net Profit

In this quarter the Company generated Baht 172 million in net profit, a 66.9% increase from the previous quarter, but a decline 29.3% from the same period of 2005. Net profit margin was 29.8%, a significant improvement from the 20.8% of the previous quarter.

Total Assets increased by 10% from last year, resulting from an increase in cash from operation.

Analysis of Financial Position (Consolidated Financial Statements)

Assets

As at 30 June 2006, the Company's total assets amounted to Baht 3,796 million, an increase from year-end 2005 of Baht 344 million, or10%. Assets comprised:

Baht Million	2Q06	% of Total Assets	4Q05	% of Total Assets
Cash and Cash Equivalent	1,233	32.5%	826	23.9%
Trade Receivables - Net	342	9.0%	354	10.3%
Other Current Assets	174	4.6%	149	4.3%
Concession Assets - Net	2,036	53.6%	2,112	61.2%
Other Non-Current Assets	11	0.3%	11	0.3%
Total Assets	3,796	100.0%	3,452	100.0%

- **Current Assets**

  As at 30 June 2006, the Company's current assets increased by Baht 419 million mainly because of a Baht 407 million increased in the cash and cash equivalent. Withholding tax receivable increased by Baht 24 million while net account receivables declined by Baht 12 million.

- **Non-current Assets**

  The Company's non-current assets declined by Baht 75 million, mostly resulting from depreciation of Baht 124 million. Concession assets and equipment showed an increase of Baht 49 million.

Liabilities

Total liabilities stood at Baht 1,183 million, showing an increase of Baht 66 million, or 6.0%. The increase resulted from a Baht 115 million rise in accrued concession fees. The Company is due to pay Baht 230 million as a concession fee on 3 July 2006 . This fee is fixed in accordance with the minimum annual concession requirements. Other current liabilities were Baht 282 million, showing a Baht 14 million decline due to lower amount of accrued expenses.

Baht Million	2Q06	% of Total Liab.	4Q05	% of Total Liab.
Current portion of Long-term Loan	86	7.2%	81	7.2%
Concession Payable	565	47.7%	450	40.3%
Other Current Liabilities	282	23.9%	296	26.5%
Long-term Liabilities	250	21.1%	290	26.0%
Total Liabilities	1,183	100.0%	1,117	100.0%

D/E Ratio of 0.45x, improved from 0.48x at the end of 2005.

Shareholders' Equity

As at 30 June 2006, the Company's total shareholders' equity was Baht 2,613 million, an increase of Baht 277 million from the year end 2005. The increase resulted mainly from net profit generated during the first and the second quarter of 2006 that helped to reduce the deficit.

Liquidity and Capital Structure

During the quarter, the Company's liquidity position improved with the current ratio of 1.87x as compared to 1.61x in the previous quarter. The improvement was due to an increase in cash and cash equivalent of Baht 407 million.

The Company's debt to equity ratio improved from 0.48x as of the year end 2005 to 0.45x at the end of this quarter caused by the impact of a Baht 276 million first half –year profit.

Cash Flow

As at the end of the second quarter of 2006, the Company's cash position was Baht 1,233 million, a Baht 407 million increase from the year end 2005 . The increase came from:

- Net cash inflow from operating activities of Baht 526 million.
- Net cash outflow from investment activities of Baht 83 million, due to :
  - Baht 49 million spent for purchases of program copy rights and production costs
  - Baht 34 million investment in equipments
- Net cash outflow from financing activities of Baht 36 million resulting from repayments of long-term loan and scheduled amortization payments which fall due every second and fourth quarter of each year.

In addition, the Company did not set provision for any liabilities in these interim financial statements as of June 30, 2006. Since the dispute between the Company and the PMO is under consideration by the Supreme Administrative Court. Therefore, management cannot determine the ultimate outcome of the matter.

In addition, the Company did not set provision for any liabilities in these interim financial statements as of June 30, 2006. Since the dispute between the Company and the PMO is under consideration by the Supreme Administrative Court. Therefore, management cannot determine the ultimate outcome of the matter.

In addition, the legal advisor viewed that the change of the television program of the Company was the result of the fact that the Company has faithfully followed the conditions of the arbitral award. Moreover, the said arbitral award shall still be binding on the parties under Clause 15 of the Concession Agreement and the award has not be revoked by the final judgment, the Company has no legal commitment to pay any penalty fee to the PMO. However, if the penalty fee are charged, the calculation of the penalty fee of the PMO was not in compliance with the objective of the Concession Agreement. The penalty fee should be calculated at Baht 274,000 per day as maximum amount not Baht 100 million per day as stated by the PMO. Therefore, the penalty fee from 1 April 2004 to 9 May 2006 should be Baht 208 million, not Baht 75,960 million as claimed by the PMO.

If the Company had recorded accrued concession according to the original concession agreement plus the penalty fee for breach of the television scheduling conditions calculated at Baht 274,000 per day as clarified earlier, its liabilities as at 30 June 2006 would have increased by Baht 2,413 million. Net income for the three-month and six-month periods then ended would have decreased by Baht 2,413 million comprising of:

1. The unpaid concession fee amounting to Baht 1,875 million.
2. The liability to pay interest at 15% per annum from 3 July 2004 to 30 June 2006 totaling Baht 316 million due to the delay in the payment of the concession fee.
3. The penalty fee for breach of the television scheduling conditions (if any) from 1 April 2004 to 30 June 2006 amounting to Baht 222 million.

As a result, the Company's basic earnings per share and diluted earnings per share for the three-month and six-month periods would have decreased from the reported net profit of Baht 0.14 per share to a net loss of Baht 1.86 per share and from a net profit of Baht 0.23 per share to a net loss of Baht 1.77 per share respectively.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the companies in Shin Group. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the companies in Shin Group believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.